As filed with the Securities and Exchange Commission on July 14, 2005
Registration No. 333-121133

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

Post-Effective

Amendment No. 2
to
Form S-1
on
Form S-3

REGISTRATION STATEMENT UNDER THE SECURITIES ACT OF 1933

Terremark Worldwide, Inc.

(Exact name of registrant as specified in its charter)

Delaware	4813	84-0873124
(State or other jurisdiction of incorporation or organization)	(Primary Standard Industrial Classification Code Number)	(I.R.S. Employer Identification Number)

2601 South Bayshore Drive Miami, Florida 33133 (305) 856-3200 (Address, including zip code, and telephone number, including area code, of registrant’s principal executive offices)	Jose A. Segrera
Executive Vice President and
Chief Financial Officer
2601 South Bayshore Drive
Miami, Florida 33133
(305) 856-3200
(Name, address, including zip code, and telephone number, including area code, of agent for service)

Copies To:

Paul Berkowitz, Esq.

Greenberg Traurig, P.A.
1221 Brickell Avenue
Miami, Florida 33131
(305) 579-0500

     Approximate date of commencement of proposed sale to the public: From time to time after the effective date of this registration statement.

      If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933 check the following box.     ☑

      If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

      If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

      If this Form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

      If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box.     ☐

      The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, as amended, or until the registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this prospectus is not complete and may be changed. The selling securityholders named herein may no sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED JULY 14, 2005

PROSPECTUS

Filed Pursuant to Rule 424(b)(3)
Registration No. 333-121133
Terremark Worldwide, Inc.

$86,250,000

9% Senior Convertible Notes Due 2009

Shares of Common Stock Issuable Upon Conversion of the Notes

      In June 2004, we issued and sold $86,250,000 aggregate principal amount of our 9% senior convertible notes due 2009 in a private offering. This prospectus will be used by selling securityholders to resell the notes and common stock issuable upon conversion of the notes.

      Interest on the notes is payable on June 15 and December 15 of each year, beginning on December 15, 2004.

      The notes are convertible under certain circumstances by holders into shares of our common stock initially at a conversion price of $12.50 per share (subject to adjustment in certain events). The notes are convertible at the holder’s option in whole or in part in multiples of $1,000 or such lesser amount as may be the entire original note issued to such holder, unless previously redeemed.

      The notes mature on June 15, 2009. Beginning on June 15, 2007, we may redeem some or all of the notes at any time if the closing price of our common stock exceeds 200% of the conversion price for at least 20 trading days within a period of 30 consecutive trading days, ending on the trading day before the date of mailing of the redemption notice. If we redeem the notes during the twelve month period commencing on June 15, 2007 or 2008, the redemption price will be 104.5% and 102.25%, respectively, of their principal amount, plus accrued and unpaid interest, if any, to the redemption date, plus an amount equal to 50% of all remaining scheduled interest payments on the notes from, and including, the redemption date through the maturity date.

      If a change in control of our company occurs, each holder may require us to repurchase all or a portion of the holder’s note at 100% of their principal amount, together with accrued and unpaid interest through the repurchase date. The repurchase may be paid in cash or in shares of our common stock.

      If the holders convert their notes to shares of our common stock before June 15, 2007, the note holders will receive upon conversion, in addition to the number of shares of common stock to which they are entitled, an early conversion incentive payment in cash or common stock, at our option, equal to one-half the aggregate amount of unpaid interest payable through June 15, 2007.

      The notes are our senior unsecured debt and rank pari passu with all of our existing and future unsecured and unsubordinated debt and senior in right of payment to all of our future subordinated debt. The notes rank junior to any future secured debt.

      We will not receive any proceeds from the sale of the notes or the shares of common stock issuable upon conversion of the notes by the selling securityholders.

      Our common stock is listed on the American Stock Exchange under the symbol “TWW.” On July 13, 2005, the closing price of the common stock was $6.88 per share. On May 16, 2005, our stockholders approved at a special meeting a one-for-ten reverse stock split of our common stock and a decrease in the number of authorized shares of our common stock from 600 million shares to 100 million shares. This reverse stock split was effective at 5:00 p.m., local time, on May 16, 2005. Unless otherwise indicated, all share amounts and prices, and per share information set forth in this prospectus give effect to the reverse stock split.

      This prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

      Investing in the notes and shares of our common stock issuable upon conversion of the notes involves certain risks. See “Risk Factors” beginning on page 6.

      Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is July      , 2005

PROSPECTUS SUMMARY
RISK FACTORS
USE OF PROCEEDS
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS
DESCRIPTION OF THE NOTES
DESCRIPTION OF CAPITAL STOCK
SELLING STOCKHOLDERS
PLAN OF DISTRIBUTION
CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS
INTERESTS OF NAMED EXPERTS AND COUNSEL
LEGAL MATTERS
EXPERTS
WHERE YOU CAN FIND ADDITIONAL INFORMATION
INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE
EXHIBIT INDEX
Computation of Ratio of Earnings
Consent of PricewaterhouseCoopers LLP

PROSPECTUS SUMMARY

      The following summary is qualified in its entirety by, and should be read in conjunction with, the more detailed information and financial statements and the related notes included or incorporated by reference in this prospectus. Before you decide to invest in the notes or the shares of common stock issuable upon conversion of the notes, you should read the entire prospectus carefully, including the risk factors and the documents we have referred you to in “Incorporation of Certain Documents By Reference.” All references to “we,” “us,” “our,” the “Company,” or “Terremark” are to Terremark Worldwide, Inc. and its consolidated subsidiaries, and all references to the “notes” are to our 9% senior convertible notes due 2009.

The Company

Our Business

      We operate Internet exchange points from which we provide colocation, interconnection and managed services to the government and commercial sectors. Our Internet exchange point facilities, or IXs, are strategically located in Miami, Florida, Santa Clara, California, Madrid, Spain and Sao Paulo, Brazil and allow networks to interconnect and exchange Internet and telecommunications traffic. Our flagship facility, the NAP of the Americas, in Miami, Florida is designed and built to disaster-resistant standards with maximum security to house mission-critical systems infrastructure. Our secure presence in Miami, a key gateway to North American, Latin American and European telecommunications networks, has enabled us to establish customer relationships with U.S. federal government agencies, including the Department of State and the Department of Defense. We have been awarded sole-source contracts with the U.S. federal government which we believe will allow us to both penetrate further the government sector and continue to attract federal information technology providers. As a result of our fixed cost operating model, we believe that incremental customers and revenues will result in improved operating margins and increased profitability.

      We generate revenue by providing high quality Internet infrastructure on a platform designed to reduce network connectivity costs. We provide our customers with the following:

•	space to house equipment and network facilities in immediate proximity to Internet and communications networks;

•	the platform to exchange telecommunications and Internet traffic and access to network-based services; and

•	related professional and managed services such as our network operations center, outsourced storage and remote monitoring.

      We differentiate ourselves from our competitors through the security and strategic location of our facilities and our carrier-neutral model, which provides access to a critical mass of Internet and telecommunications connectivity. We are certified by the U.S. federal government to house several “Sensitive Compartmented Information Facilities,” or “SCIFs,” which are facilities that comply with federal government security standards and are staffed by our employees. Approximately 29% of our employees maintain an active federal government security clearance.

      The immediate proximity of our facilities to major fiber routes with access to North America, Latin America and Europe has attracted numerous telecommunications carriers, such as AT&T, Global Crossing, Latin America Nautilus (a business unit of Telecom Italia), Progress Telecom, Sprint Communications and T-Systems (a business unit of Deutsche Telecom), to colocate their equipment with us in order to better service their customers. This network density, which allows our customers to reduce their connectivity costs, combined with the security of our facilities, has attracted government sector customers, including Blackbird Technologies, the City of Coral Gables, Florida, the Diplomatic Telecommunications Service — Program Office (DTS-PO, a division of the U.S. Department of State), Miami-Dade County, Florida, SRA International and the United States Southern Command. Additionally, we have had success in attracting content providers and enterprises such as Google, Internap, Miniclip, NTT/Verio, VeriSign, Bacardi USA,

Corporacion Andina de Fomento, Florida International University, Intrado, Jackson Memorial Hospital of Miami and Steiner Leisure.

Our Strategy

      Key components of our strategy include the following:

Deepen our relationships with existing customers. As of March 31, 2005, we have over 210 customers who have entered into agreements with us and are based in our NAP of the Americas facility and over 251 customers worldwide, including key contracts with agencies of the U.S. federal government and major enterprises. Due to the difficulties inherent in obtaining the qualifications and certifications required to conduct business with the U.S. federal government, we believe there are significant barriers to entry for competition which, coupled with our proven ability to secure government business through publicly awarded and sole-sourced contracts, increases the likelihood that we will be awarded additional contracts in the future. We also seek to enhance our relationships with our existing enterprise customers by selling additional colocation space, interconnections and related professional and managed services both directly and indirectly through partnerships and joint-ventures.

Penetrate new sectors. Since 2000, we have built a strong customer base in the government, telecommunications carrier and information technology service provider sectors. In order to continue growing our revenues, we are targeting additional customer sectors, such as financial services, healthcare, technology and media and communications, to which we can provide colocation, connectivity and exchange services as well as professional and managed services. We believe that our opportunity to penetrate these sectors is particularly strong due to specified information technology related requirements of new laws such as the Health Insurance Portability and Accountability Act, the USA Patriot Act and the Sarbanes-Oxley Act of 2002.

Establish insertion points for network-based services. The combination of our core infrastructure, comprised of state-of-the-art facilities with substantial fiber connectivity, our technology and our customer base provides us with the ability to directly connect multiple network service providers to our platform giving them access to a wide array of managed services. We define these combinations as Services Insertion Point™ locations. Our Services Insertion Point™ locations allow network service providers to reduce the capital and operational costs for the delivery of their services while maintaining a high degree of quality and availability. They also provide technology manufacturers and service providers with the ability to deploy their technology in a centralized fashion, reducing the capital and operational costs of reaching multiple network service providers, enterprises and end consumers. The ability to access multiple carriers in a single location, or “zero mile connectivity,” available via our Exchange Point Services Platform, allows all our customers to be pre-connected to one another and insert and deliver services in a real time and cost effective manner.

Maintain and establish a presence in strategic locations. In addition to our NAP of the Americas facility in Miami, Florida, we operate regional IXs in Madrid, Spain, Santa Clara, California, and Sao Paulo, Brazil. In comparison to our facility in Miami, our regional locations are smaller in size; our Miami facility represents 89% of our global footprint. These regional IXs are centrally managed from our Miami facility and require less capital to establish and manage than our primary facility. Our regional IXs enable us to offer enhanced services to existing customers by making colocation space, exchange point services and managed services available in more immediate proximity to their locations around the world. In addition, we are in the process of establishing operations in the Washington, D.C. area to support our customer-driven initiatives with the U.S. federal government. In response to the needs of our customers, we may establish and maintain Internet exchange points in additional locations deemed to be strategic.

Recent Events

      Acquisition of the building that houses the NAP of the Americas. During July 2004, we determined that an acquisition of the entity that owns the TECOTA, or Technology Center of the Americas, building, home of our flagship NAP of the Americas, was strategically important for us and would allow us to:

•	provide significant room for expansion by more than doubling our footprint in Miami;

•	have complete control over the building, allowing us to maintain the high security standards of our customers; and

•	increase our operating margin through the reduction of rent expense.

      On December 31, 2004, we completed the acquisition of TECOTA. We paid $40.0 million for the equity interests in Technology Center of the Americas, LLC and repaid $35.0 million in debt. We financed the purchase through multiple sources, including a $49.0 million first mortgage loan from Citigroup Global Markets Realty Corp., the issuance of $30.0 million in senior secured notes and the sale of 306,044 shares of our common stock valued at $2.0 million to Falcon Mezzanine Partners, LP and its co-investment partners, Stichting Pensioenfonds Voor De Gezondheid, Geestelijke En Maatschappelijke Belangen and Stichting Pensioenfonds ABP, two funds affiliated with AlpInvest Partners, or collectively the Falcon investors.

      Public Offering. On March 14, 2005, we issued and sold 6,000,000 shares of our common stock at $7.30 per share through an underwritten public offering. We received net proceeds of approximately $40.7 million, after deducting underwriting discounts and commissions and estimated offering expenses. We have been and intend to continue using the net proceeds of the offering for general corporate purposes to support the growth of our business, which may include capital investments to build-out our existing facilities and potential acquisitions of complementary businesses.

      Reverse Stock Split. On May 16, 2005, our stockholders approved at a special meeting a one-for-ten reverse stock split of our common stock and a decrease in the number of authorized shares of our common stock from 600 million shares to 100 million shares. This reverse stock split was effective at 5:00 p.m., local time, on May 16, 2005. Unless otherwise indicated, all share amounts and prices and per share information set forth in this prospectus give effect to this reverse stock split.

Our History

      We were formed in 1982 as Terremark Holdings, Inc., a Florida corporation, and, along with our subsidiaries, were engaged in the development, sale, leasing, management and financing of various real estate projects. We provided these services to private and institutional investors, as well as for our own account. The real estate projects with which we were involved included retail, high-rise office buildings, mixed-use projects, condominiums, hotels and governmental assisted housing. We were also involved in a number of ancillary businesses that complemented our core development operations. Specifically, we engaged in brokering financial services, property management, construction management, condominium hotel management, residential sales and commercial leasing and brokerage, and advisory services.

      On April 28, 2000, Terremark Holdings, Inc. completed a reverse merger with AmTec, Inc., a public company. Contemporaneous with the reverse merger, we changed our corporate name to Terremark Worldwide, Inc. and adopted “TWW” as our trading symbol on the American Stock Exchange. Historical information of the surviving company contained in this prospectus is that of Terremark Holdings, Inc. In conjunction with our development of the NAP of the Americas, we began to redefine and focus our strategy on providing housing and management of Internet and telecommunications infrastructure and began implementing a plan to exit all lines of business and real estate activities not directly related to the Internet exchange point strategy. Lines of business discontinued include IP fax services, unified messaging services, and telephony. Non-core real estate activities exited include real estate development, property management, financing and the ancillary businesses that complemented the real estate development operations. Our real estate activities currently include construction work at our facilities. As of March 31, 2002, we had completed our exit from lines of business and real estate activities not related to our Internet exchange point strategy.

Company Information

      Our principal executive office is located at 2601 South Bayshore Drive, Miami, Florida 33133 and our telephone number is (305) 856-3200. Our website is located at www.terremark.com and contains all of the annual, quarterly and special reports, proxy statements and other information we file with the Securities and Exchange Commission. However, information contained on our website is not part of this prospectus.

The Offering

Issuer	Terremark Worldwide, Inc.

Securities Offered	$86,250,000 aggregate principal amount of 9% Senior Convertible Notes due June 15, 2009 and up to 6,900,000 shares of our common stock, par value $0.001 per share, issuable upon conversion of the notes, subject to adjustment.

Maturity Date	June 15, 2009.

Interest	9% per annum on the principal amount, payable semiannually in arrears on June 15 and December 15 of each year, commencing December 15, 2004.

Conversion	You may convert the notes, unless previously redeemed, into shares of common stock at a conversion price of $12.50 per share, subject to adjustment. See “Description of the Notes — Conversion Rights.”

Redemption	We are entitled to redeem the notes at any time on or after June 15, 2007, in whole or in part, at the redemption price as set forth herein together with accrued but unpaid interest. We may only redeem the notes if the closing price of our common stock exceeds 200% of the conversion price for at least 20 trading days within a period of 30 consecutive trading days, ending on the trading day before the date of mailing of the redemption notice. If a provisional redemption occurs, we also will make an interest make-whole payment in cash or common stock, at our option, equal to 50% of the aggregate amount of interest that would have accrued from the provisional redemption date through the maturity date. See “Description of the Notes — Provisional Redemption.”

Change in Control	If a change in control of our company occurs, you may require us to repurchase all or a portion of your notes at 100% of the principal amount thereof, together with accrued and unpaid interest through the repurchase date. The repurchase price may be paid in cash or in common stock. See “Description of the Notes — Repurchase of the Notes at the Option of the Holder Upon a Change in Control” and “Risk Factors — We may be unable to purchase the notes upon a change of control.”

Dividend Protection	If we pay cash dividends on our common stock, we will pay contingent interest in cash with respect to each note in an amount equal to 100% of the per share cash dividend paid on our common stock multiplied by the number of shares of common stock issuable upon conversion of such note. See “Description of the Notes — Dividend Protection; Contingent Interest.”

Early Conversion Incentive	If you convert your notes into shares of common stock before June 15, 2007, you will receive upon such conversion, in addition to the number of shares of common stock to which you are entitled, an early conversion incentive payment in cash or common stock, at our option, equal to one-half the aggregate amount of unpaid interest payable through June 15, 2007.

Ranking	The notes are our general unsecured obligations and rank:

• pari passu with all of our existing unsecured and unsubordinated indebtedness and pari passu with our future unsecured and unsubordinated indebtedness;

• senior in right of payment to all of our future subordinated indebtedness; and

• junior to our future secured indebtedness.

See “Description of the Notes — Ranking.”

Federal Income Tax Consequences	Some federal income tax consequences are associated with purchasing, holding and disposing of the notes and shares of common stock issuable upon conversion of the notes. You are urged to consult your own tax advisors regarding the tax consequences of acquiring, holding or disposing of the notes and shares of common stock. See “Certain United States Federal Income Tax Considerations.”

Use of Proceeds	The selling securityholders will receive all of the proceeds from the sale under this prospectus of notes and the common stock issuable upon conversion of the notes. We will not receive any proceeds from the sale.

Trading	The notes are included for trading in the Private Offerings, Resales, and Trading through Automatic Linkages market known as PORTAL, however, an active or liquid market may not develop for the notes.

RISK FACTORS

      Investing in the notes and the shares of common stock issuable upon conversion of the notes involves a high degree of risk. You should carefully consider the following risks and all other information contained in this prospectus before purchasing the notes or shares of common stock issuable upon conversion of the notes. If any of the following risks actually occur, our business, consolidated financial condition and results of operations could be materially and adversely affected, the value of the notes and the shares of common stock issuable upon conversion of the notes could decline, and you may lose part or all of your investment. The risks and uncertainties described below are those that we currently believe may materially affect our company. Additional risks and uncertainties not currently known to us or that we currently deem to be immaterial also may materially and adversely affect our business operations.

Risks Related to the Securities Offered

An active trading market for the notes may not develop.

      The notes are a new issue of securities with no established trading market and will not be listed on any securities exchange. The notes have been included for trading in The PORTAL market, however an active trading market for the notes may not develop or may not be sustained. If a market were to develop, the notes could trade at prices that may be higher or lower than their offering price depending upon many factors, including prevailing interest rates, our operating results and the markets for similar securities. The future market for the notes may be subject to volatility.

We may be unable to purchase the notes upon a change in control.

      Upon the occurrence of specific change in control events, each holder may require us to repurchase all or a portion of the holder’s note at 100% of the principal amount thereof, together with accrued and unpaid interest through the repurchase date. The repurchase may be paid in cash or in common stock. If a change in control occurs, we may not have sufficient funds to pay the repurchase price for all of the notes tendered by the holders thereof or we may not be permitted to repurchase the notes tendered under our then existing credit arrangements.

The price of our common stock may fluctuate significantly, which may make it difficult for you to sell the common stock issuable upon conversion of the notes, when you want to or at prices you find attractive.

      The price of our common stock on the American Stock Exchange constantly changes. We expect that the market price of our common stock will continue to fluctuate. Holders who have received common stock upon conversion will also be subject to the risk of volatility and depressed prices.

Conversion of the notes will dilute the ownership interest of existing stockholders.

      The conversion of some or all of the notes will dilute the ownership interests of existing stockholders. Any sales in the public market of the common stock issuable upon such conversion could adversely affect prevailing market prices of our common stock. In addition, the existence of the notes may encourage short selling by market participants because the conversion of the notes could depress the price of our common stock.

The notes are unsecured and, therefore, are effectively subordinated to any of our secured debt.

      The notes will rank pari passu with all of our existing and future unsecured and unsubordinated indebtedness and senior in right of payment to all of our future subordinated indebtedness. The notes will effectively rank junior to any of our future secured indebtedness. In any liquidation, dissolution, bankruptcy or other similar proceeding, the holders of our future secured debt may assert rights against the secured assets in order to receive full payment of their debt before the assets may be used to pay the holders of the notes.

Risks Related to our Common Stock

The public sale of our common stock by existing stockholders, the exercise of options and warrants we have outstanding and the conversion of our various series of convertible preferred stock and the notes may result in significant dilution, which would depress the market price of our common stock.

      The market price of our common stock could decline as a result of market sales by our existing stockholders or the perception that these sales will occur. These sales also might make it difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate. In addition, holders of our series H and I convertible preferred stock, the notes and outstanding options and warrants may convert their shares or notes to common stock or exercise their options or warrants to purchase our common stock, which would increase the number of outstanding shares of common stock in the future. As of May 16, 2005 we had the following outstanding:

•	294 shares of series H convertible preferred stock, which are convertible into an aggregate of 29,400 shares of our common stock;

•	384 shares of series I preferred stock, which are convertible into an aggregate of 1,279,872 shares of our common stock;

•	options to purchase an aggregate of 2,112,622 shares of our common stock;

•	warrants to purchase 2,719,635 shares of our common stock; and

•	the notes which are convertible into an aggregate of 6,900,000 shares of our common stock.

Our charter documents, Delaware law and specified change in control repurchase obligations provided for in the terms of the notes and other debt instruments may inhibit a takeover, which may cause a decline in the value of our stock.

      Provisions of our amended and restated certificate of incorporation, our bylaws and Delaware law could make it more difficult for a third party to acquire us, even if closing the transaction would be beneficial to our stockholders. Our board of directors’ authority to issue preferred stock and the lack of cumulative voting in our amended and restated certificate of incorporation may have the effect of delaying, deferring or preventing a change in control, may discourage bids for our common stock at a premium over its market price and may adversely affect the market price of our common stock. For more information, please see “Description of Capital Stock — Anti-Takeover Effects of Provisions of the Charter and Bylaws and of Delaware Law.” In addition, under the terms of the notes, if there is a change in control, the holders of these notes have the right to require us to repurchase their notes. Also, under the terms of our mortgage loan with Citigroup Global Markets Realty Corp., a change in control could allow the lenders to demand repayment of the loan. Under the terms of the senior secured notes issued to the Falcon investors, if there is a change in control, the holders of these notes will have the right to require us to repurchase their notes at a price equal to 100% of the principal amount, plus accrued and unpaid interest. Any of these events could have the effect of delaying, deferring or preventing a change in control.

The holders of our series H and I convertible preferred stock have payment rights that are senior to holders of our common stock.

      In the event of a liquidation, dissolution or winding up of Terremark, holders of our series H and I convertible preferred stock will have claims against our assets that are senior to any claims of the holders of our common stock. More specifically, the holders of our series H convertible preferred stock would be entitled to receive an amount equal to $1,700 per share of series H convertible preferred stock plus any accrued or declared and unpaid dividends thereon. The holders of our series I convertible preferred stock would be entitled to receive an amount equal to $25,000 per share of series I convertible preferred stock plus any accrued or declared and unpaid dividends thereon.

      For series H and I convertible preferred stock, a consolidation or merger of Terremark with or into any other corporation which results in the shareholders of Terremark owning less than 50% of the surviving entity, or a sale, conveyance or disposition of all or substantially all of the assets of Terremark, is deemed to be a liquidation, dissolution or winding up of Terremark. Under applicable Delaware law, these consolidations, mergers or sales, conveyances or dispositions of all or substantially all of our assets would require the approval of our board of directors.

Our common shares are thinly traded and, therefore, relatively illiquid.

      As of May 16, 2005, we had 42,745,283 common shares outstanding. While our common shares trade on the American Stock Exchange, our stock is thinly traded (approximately 1% of our stock traded on an average daily basis during the three months ended March 31, 2005) and you may have difficulty in reselling your shares quickly. The low trading volume of our common stock is outside of our control, and we cannot guarantee that the trading volume will increase in the near future or that, even if it does increase in the future, it will be maintained. Without a higher trading volume, our common stock is less liquid than the stock of companies with broader public ownership and, as a result, the trading prices of our common stock may be more volatile. In addition, in the absence of an active public trading market, an investor may be unable to liquidate his investment in us.

Our stock price may be volatile, and you could lose all or part of your investment.

      The market for our equity securities has been extremely volatile. Our stock price could suffer in the future as a result of any failure to meet the expectations of public market analysts and investors about our results of operations from quarter to quarter. The following factors could cause the price of our common stock in the public market to fluctuate significantly from the price you will pay in this offering:

•	actual or anticipated variations in our quarterly results of operations;

•	changes in market valuations of companies in our industry;

•	changes in expectations of future financial performance or changes in estimates of securities analysts;

•	fluctuations in stock market prices and volumes;

•	future issuances of common stock or other securities;

•	the addition or departure of key personnel; and

•	announcements by us or our competitors of acquisitions, investments or strategic alliances.

      Volatility in the market price of our common stock may prevent investors from being able to sell their common stock at or above the public offering price.

You may not receive dividends on our common stock.

      We do not anticipate paying any cash dividends on our common stock in the foreseeable future. In addition, the agreements governing our indebtedness, including the terms of the mortgage loan and the senior secured notes restrict our ability to pay dividends on our common stock. Holders of the warrants will not have the right to receive any dividends so long as their warrants are unexercised.

Risks Related to Our Business

          We have a history of losses, expect future losses and may not achieve or sustain profitability.

      We have incurred net losses from operations in each quarterly and annual period since our April 28, 2000 merger with AmTec, Inc. We incurred net losses of $9.9 million, $22.5 million and $41.2 million for the years ended March 31, 2005, 2004 and 2003, respectively. As of March 31, 2005, our accumulated deficit was $246.7 million. We cannot guarantee that we will become profitable. Even if we achieve profitability, given the evolving nature of the industry in which we operate, we may not be able to sustain or increase profitability on a quarterly or annual basis, and our failure to do so would adversely affect our business, including our ability to raise additional funds.

We may not be able to compete successfully against current and future competitors.

      Our products and services must be able to differentiate themselves from existing providers of space and services for telecommunications companies, web hosting companies and other colocation providers. In addition to competing with neutral colocation providers, we must compete with traditional colocation providers, including local phone companies, long distance phone companies, Internet service providers and web hosting facilities. Likewise, with respect to our other products and services, including managed services, bandwidth services and security services, we must compete with more established providers of similar services. Most of these companies have longer operating histories and significantly greater financial, technical, marketing and other resources than us.

      Because of their greater financial resources, some of our competitors have the ability to adopt aggressive pricing policies, especially if they have been able to restructure their debt or other obligations. As a result, in the future, we may suffer from pricing pressure that would adversely affect our ability to generate revenues and adversely affect our operating results. In addition, these competitors could offer colocation on neutral terms, and may start doing so in the same metropolitan areas where we have NAP centers. Some of these competitors may also provide our target customers with additional benefits, including bundled communication services, and may do so in a manner that is more attractive to our potential customers than obtaining space in our IBX centers. We believe our neutrality provides us with an advantage over these competitors. However, if these competitors were able to adopt aggressive pricing policies together with offering colocation space, our ability to generate revenues would be materially adversely affected. We may also face competition from persons seeking to replicate our IBX concept by building new centers or converting existing centers that some of our competitors are in the process of divesting. We may experience competition from our landlords in this regard. Rather than leasing available space in our buildings to large single tenants, they may decide to convert the space instead to smaller square foot units designed for multi-tenant colocation use. Landlords may enjoy a cost effective advantage in providing similar services as our NAPs, and this could also reduce the amount of space available to us for expansion in the future. Competitors may operate more successfully or form alliances to acquire significant market share. Furthermore, enterprises that have already invested substantial resources in outsourcing arrangements may be reluctant or slow to adopt our approach that may replace, limit or compete with their existing systems. In addition, other companies may be able to attract the same potential customers that we are targeting. Once customers are located in competitors’ facilities, it may be extremely difficult to convince them to relocate to our NAP centers.

      Our success in retaining key employees and discouraging them from moving to a competitor is an important factor in our ability to remain competitive. As is common in our industry, our employees are typically compensated through grants of stock options in addition to their regular salaries. We occasionally grant new stock options to employees as an incentive to remain with us. If we are unable to adequately maintain these stock option incentives and should employees decide to leave, this may be disruptive to our business and may adversely affect our business, financial condition and results of operations.

We anticipate that an increasing portion of our revenues will be from contracts with agencies of the United States government, and uncertainties in government contracts could adversely affect our business.

      During the year ended March 31, 2005, revenues under contracts with agencies of the U.S. federal government constituted 42% of our data center revenues. Generally, U.S. government contracts are subject to oversight audits by government representatives, to profit and cost controls and limitations, and to provisions permitting modification or termination, in whole or in part, without prior notice, at the government’s convenience. In some cases, government contracts are subject to the uncertainties surrounding congressional appropriations or agency funding. Government contracts are subject to specific procurement regulations. Failure to comply with these regulations and requirements could lead to suspension or debarment from future government contracting for a period of time, which could limit our growth prospects and adversely affect our business, results of operations and financial condition. Government contracts typically have an initial term of one year. Renewal periods are exercisable at the discretion of the U.S. government. We may not be successful in winning contract awards or renewals in the future. Our failure to renew or replace U.S. government contracts when they expire could have a material adverse effect on our business, financial condition, or results of operations.

We derive a significant portion of our revenues from a few clients; accordingly, a reduction in our clients’ demand for our services or the loss of clients would likely impair our financial performance.

      During the year ended March 31, 2005, we derived approximately 42% and 12% of our data center revenues from two customers. During the year ended March 31, 2004, we derived approximately 37% and 10% of our data center revenues from these same two customers. Because we derive a large percentage of our revenues from a few major customers, our revenues could significantly decline if we lose one or more of these customers or if the amount of business we obtain from them is reduced.

We have significant debt service obligations which will require the use of a substantial portion of our available cash.

      We are a highly leveraged company. As of March 31, 2005, our total liabilities were approximately $168.7 million and our total stockholders’ equity was $40.2 million. Our new mortgage loan and our senior secured notes are, collectively, collateralized by substantially all of our assets.

      Each of these obligations requires significant amounts of liquidity. Should we need additional capital or financing, our ability to arrange financing and the cost of this financing will depend upon many factors, including:

•	general economic and capital markets conditions, and in particular the non-investment grade debt market;

•	conditions in the Internet infrastructure market;

•	credit availability from banks or other lenders;

•	investor confidence in the telecommunications industry generally and our company specifically; and

•	the success of our facilities.

      We may be unable to find additional sources of liquidity on terms acceptable to us, if at all, which could adversely affect our business, results of operations and financial condition. Also, a default could result in acceleration of our indebtedness. If this occurs, our business and financial condition would be adversely affected.

The mortgage loan with Citigroup and our senior secured notes contain numerous restrictive covenants.

      Our mortgage loan with Citigroup and our senior secured notes contain numerous covenants imposing restrictions on our ability to, among other things:

•	incur more debt;

•	pay dividends, redeem or repurchase our stock or make other distributions;

•	make acquisitions or investments;

•	enter into transactions with affiliates;

•	merge or consolidate with others;

•	dispose of assets or use asset sale proceeds;

•	create liens on our assets; and

•	extend credit.

      Our failure to comply with the obligations in our mortgage loan with Citigroup and our senior secured notes could result in an event of default under the mortgage loan or the senior secured notes, which, if not cured or waived, could permit acceleration of the indebtedness or our other indebtedness, or result in the same consequences as a default in payment. If the acceleration of the maturity of our debt occurs, we may not be able to repay our debt or borrow sufficient funds to refinance it on terms that are acceptable to us, which could adversely impact our business, results of operations and financial condition.

Our substantial leverage and indebtedness could adversely affect our financial condition, limit our growth and prevent us from fulfilling our debt obligations.

      Our substantial indebtedness could have important consequences to us and may, among other things:

•	limit our ability to obtain additional financing to fund our growth strategy, working capital, capital expenditures, debt service requirements or other purposes;

•	limit our ability to use operating cash flow in other areas of our business because we must dedicate a substantial portion of these funds to make principal payments and fund debt service requirements;

•	cause us to be unable to satisfy our obligations under our existing or new debt agreements;

•	make us more vulnerable to adverse general economic and industry conditions;

•	limit our ability to compete with others who are not as highly leveraged as we are; and

•	limit our flexibility in planning for, or reacting to, changes in our business, industry and market conditions.

      In addition, subject to restrictions in our existing debt instruments, we may incur additional indebtedness. If new debt is added to our current debt levels, the related risks that we now face could intensify. Our growth plans and our ability to make payments of principal or interest on, or to refinance, our indebtedness, will depend on our future operating performance and our ability to enter into additional debt and/or equity financings. If we are unable to generate sufficient cash flows in the future to service our debt, we may be required to refinance all or a portion of our existing debt, to sell assets or to obtain additional financing. We may not be able to do any of the foregoing on terms acceptable to us, if at all.

Although we have not completed our assessment of the design and operating effectiveness of our internal control over financial reporting, we have identified material weaknesses in our internal control over financial reporting that may prevent us from being able to accurately report our financial results or prevent fraud, which could harm our business and operating results, the trading price of our stock and our access to capital.

      Effective internal controls are necessary for us to provide reliable and accurate financial reports and prevent fraud. In addition, Section 404 under the Sarbanes-Oxley Act of 2002 requires that we assess, and our independent registered public accounting firm attest to, the design and operating effectiveness of our internal control over financial reporting. If we cannot provide reliable and accurate financial reports and prevent fraud, our business and operating results could be harmed. In connection with our evaluation of internal control over financial reporting, which is not complete, we identified material weaknesses, and may discover in the future, areas of our internal control that need improvement. Our efforts regarding internal controls are discussed in detail in our annual report on Form 10-K under Item 9A, “Controls and Procedures.” We cannot be certain that any remedial measures we take will ensure that we design, implement, and maintain adequate controls over our financial processes and reporting in the future or will be sufficient to address and eliminate these material weaknesses. Remedying these material weaknesses that have been identified, and any additional deficiencies, significant deficiencies or material weaknesses that we or our independent registered public accounting firm may identify in the future, could require us to incur additional costs, divert management resources or make other changes. We have not yet fully remediated the material weaknesses related to maintaining adequate controls to restrict access to key financial applications and data and controls over the custody and processing of disbursements and of customer payments received by mail; and controls over the billing function to ensure that invoices capture all services delivered to customers and that such services are invoiced and recorded accurately as revenue. If we do not remedy these material weaknesses, we may be required to report in our Quarterly Report on Form 10-Q for the quarter ending June 30, 2005 or in subsequent reports filed with the Securities and Exchange Commission that material weaknesses in our internal controls over financial reporting continue to exist. Any delay or failure to design and implement new or improved controls, or difficulties encountered in their implementation or operation, could harm our operating results, cause us to fail to meet our financial reporting obligations, or prevent us from providing reliable and accurate financial reports or avoiding or detecting fraud. Disclosure of our material weaknesses, any failure to remediate such material weaknesses in a timely fashion or having or maintaining ineffective internal controls could cause investors to lose confidence in our reported financial information, which could have a negative effect on the trading price of our stock and our access to capital.

If our financial condition deteriorates, we may be delisted by the American Stock Exchange and our stockholders could find it difficult to sell our common stock.

      Our common stock currently trades on the American Stock Exchange, or AMEX. The AMEX requires companies to fulfill specific requirements in order for their shares to continue to be listed. Our securities may be considered for delisting if:

•	our financial condition and operating results appear to be unsatisfactory;

•	it appears that the extent of public distribution or the aggregate market value of the securities has become so reduced as to make further dealings on the AMEX inadvisable; or

•	we have sustained losses which are so substantial in relation to our overall operations or our existing financial condition has become so impaired that it appears questionable whether we will be able to continue operations and/or meet our obligations as they mature.

      If our shares are delisted from the AMEX, our stockholders could find it difficult to sell our stock. To date, we have had no communication from the AMEX regarding delisting. If our common stock is delisted from the AMEX, we may apply to have our shares quoted on NASDAQ’s Bulletin Board or in the “pink sheets” maintained by the National Quotation Bureau, Inc. The Bulletin Board and the “pink sheets” are generally considered to be less efficient markets than the AMEX. In addition, if our shares are no longer listed on the AMEX or another national securities exchange in the United States, our shares may be subject to the “penny stock” regulations. If our common stock were to become subject to the penny stock regulations it is likely that the price of our common stock would decline and that our stockholders would find it difficult to sell their shares.

We are dependent on key personnel and the loss of these key personnel could have a material adverse effect on our success.

      We are highly dependent on the skills, experience and services of key personnel, particularly Manuel D. Medina, our Chairman, President and Chief Executive Officer. The loss of Mr. Medina or other key personnel could have a material adverse effect on our business, operating results or financial condition. Our potential growth and expansion are expected to place increased demands on our management skills and resources. Therefore, our success also depends upon our ability to recruit, hire, train and retain additional skilled and experienced management personnel. Employment and retention of qualified personnel is important due to the competitive nature of our industry. Our inability to hire new personnel with the requisite skills could impair our ability to manage and operate our business effectively.

Our business could be harmed by prolonged electrical power outages or shortages, or increased costs of energy.

      Substantially all of our business is dependent upon the continued operation of the TECOTA building. The TECOTA building and our other IX facilities are susceptible to regional costs of power, electrical power shortages and planned or unplanned power outages caused by these shortages. A power shortage at an IX facility may result in an increase of the cost of energy, which we may not be able to pass on to our customers. We attempt to limit exposure to system downtime by using backup generators and power supplies. Power outages, which last beyond our backup and alternative power arrangements, could harm our customers and our business.

We have acquired and may acquire other businesses, and these acquisitions involve numerous risks.

      As part of our strategy, we may pursue additional acquisitions of complementary businesses, products services and technologies to enhance our existing services, expand our service offerings and enlarge our customer base. If we complete future acquisitions, we may be required to incur or assume additional debt and make capital expenditures and issue additional shares of our common stock or securities convertible into our common stock as consideration, which will dilute our existing stockholders’ ownership interest and may adversely affect our results of operations. Our ability to grow through acquisitions involves a number of additional risks, including the following:

•	the ability to identify and consummate complementary acquisition candidates;

•	the possibility that we may not be able to successfully integrate the operations, personnel, technologies, products and services of the acquired companies in a timely and efficient manner;

•	diversion of management’s attention from normal daily operations to negotiate acquisitions and integrate acquired businesses;

•	insufficient revenues to offset significant unforeseen costs and increased expenses associated with the acquisitions;

•	challenges in completing products associated with in-process research and development being conducted by the acquired businesses;

•	risks associated with our entrance into markets in which we have little or no prior experience and where competitors have a stronger market presence;

•	deferral of purchasing decisions by current and potential customers as they evaluate the likelihood of success of our acquisitions;

•	issuance by us of equity securities that would dilute ownership of our existing stockholders;

•	incurrence and/or assumption of significant debt, contingent liabilities and amortization expenses; and

•	loss of key employees of the acquired companies.

      Failure to manage effectively our growth through acquisitions could adversely affect our growth prospects, business, results of operations and financial condition.

RATIO OF EARNINGS TO FIXED CHARGES

	Year Ended March 31,

	2005	2004	2003	2002	2001

Ratio	—	—	—	—	—
Deficiency of earnings available to cover fixed charges	$9,859,352	$22,490,577	$41,227,305	$58,263,859	$21,978,583

      The ratio of earnings to fixed charges has been computed on a consolidated basis. Earnings consists of the sum of loss from continuing operations before income taxes, fixed charges, amortization of capitalized interest, and minority interest minus interest capitalized. Fixed charges consists of the sum of interest expensed and capitalized, amortized premiums, discounts and capitalized expenses relating to indebtedness and an estimate of the interest within rental expense.

USE OF PROCEEDS

      We will not receive any of the proceeds from the sale of the notes or the shares of common stock issuable upon conversion of the notes by the selling securityholders under this prospectus.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

      This prospectus contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995 based on our current expectations, assumptions, and estimates about us and our industry. These forward-looking statements involve risks and uncertainties. Words such as “believe,” “anticipate,” “estimate,” “expect,” “intend,” “plan,” “will,” “may,” and other similar expressions identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. All statements other than statements of historical facts, including, among others, statements regarding our future financial position, business strategy, projected levels of growth, projected costs and projected financing needs, are forward-looking statements. Our actual results could differ materially from those anticipated in such forward-looking statements as a result of several important factors including, without limitation, a history of losses, competitive factors, uncertainties inherent in government contracting, concentration of business with a small number of clients, the ability to service debt, substantial leverage, material weaknesses in our internal controls and our disclosure controls, energy costs, the interest rate environment, one-time events and other factors more fully described in “Risk Factors” and elsewhere in this prospectus. The forward-looking statements made in this prospectus relate only to events as of the date on which the statements are made. Because forward-looking statements are inherently subject to risks and uncertainties, some of which cannot be predicted or quantified, you should not rely upon forward-looking statements as predictions of future events. Except as required by applicable law, including the securities laws of the United States, and the rules and regulations of the Securities and Exchange Commission, we do not plan and assume no obligation to publicly update or revise any forward-looking statements contained herein after the date of this prospectus, whether as a result of any new information, future events or otherwise.

DESCRIPTION OF THE NOTES

      The notes are issued under an indenture dated as of June 14, 2004, between us and The Bank of New York Trust Company, N.A., as trustee. You may request a copy of the indenture from the trustee.

      The following description is a summary of the material provisions of the notes and the indenture and does not purport to be complete. This summary is subject to and is qualified by reference to all the provisions of the notes and the indenture, including the definitions of certain terms used in the indenture. Wherever particular provisions or defined terms of the indenture or form of note are referred to, these provisions or defined terms are incorporated in this prospectus by reference. We urge you to read the indenture because it, and not this description, defines your rights as a holder of the notes.

General

      The notes mature on June 15, 2009 unless earlier converted, redeemed or repurchased. You have the option, subject to fulfillment of certain conditions and during the periods described below, to convert your notes into shares of our common stock at an initial conversion rate of 800 shares of common stock per $1,000 principal amount of notes. This is equivalent to an initial conversion price of approximately $1.25 per share of common stock. As a result of the reverse stock split disclosed earlier, the adjusted conversion price is approximately $12.50 per share which equates to a conversion rate of 80 shares of common stock per $1000 principal amount of notes. The conversion rate is subject to adjustment if certain events occur. Upon conversion of a note and subject to our payment elections, you will receive only shares of our common stock and a cash payment to account for any fractional share.

      If any interest payment date, maturity date, redemption date or repurchase date (including upon the occurrence of a change in control, as described below) falls on a day that is not a business day, the required payment will be made on the next succeeding business day with the same force and effect as if made on the date that the payment was due, and no additional interest will accrue on that payment for the period from and after the interest payment date, maturity date, redemption date or repurchase date (including upon the occurrence of a change in control, as described below), as the case may be, to that next succeeding business day.

      The notes were issued only in denominations of $1,000 principal amount and integral multiples thereof. References to “a note” or “each note” in this prospectus refer to $1,000 principal amount of the notes.

      As used in this prospectus, “business day” means any day, other than a Saturday or Sunday, that is neither a legal holiday nor a day on which commercial banks are authorized or required by law, regulation or executive order to close in The City of New York.

      When we refer to “common stock,” we mean the common stock, $0.001 par value, of Terremark Worldwide, Inc.

Ranking

      The notes are our direct, unsecured and unsubordinated obligations. The notes rank pari passu with all of our existing unsecured and unsubordinated indebtedness, pari passu with our future unsecured indebtedness, and senior in right of payment to all of our future subordinated indebtedness. The notes also rank junior to any future secured indebtedness.

Interest

      The notes bear regular interest at a rate of 9% per annum. Interest (including contingent interest and additional amounts, if any) is payable semi-annually in arrears on June 15 and December 15 of each year, commencing December 15, 2004 and ending on June 15, 2009. After June 15, 2009, we will not pay interest on the notes.

      Interest on a note (including contingent interest and additional amounts, if any) will be paid to the person in whose name the note is registered at the close of business on June 1st or December 1st, as the case may be

(each, a “record date”), immediately preceding the relevant interest payment date (whether or not such day is a business day). Interest is calculated on the basis of a 360-day year consisting of twelve 30-day months and will accrue from June 14, 2004 or from the most recent date to which interest has been paid or duly provided for.

Dividend Protection; Contingent Interest

      If we pay cash dividends on our common stock, we will pay contingent interest per outstanding note in an amount equal to 100% of the per share cash dividend paid on our common stock multiplied by the number of shares of common stock issuable upon conversion of the note. We will pay contingent interest only in cash.

      The contingent interest will be paid on the payment date for the regular semi-annual interest payment.

      “Cash dividends” are regular, fixed, annual, quarterly, or other periodic cash dividends as declared by our board of directors as part of our dividend payment practice or stated cash dividend policy, whether publicly announced or not.

      In the event we are required to pay contingent interest, we will publish a notice containing this information in a newspaper of general circulation in The City of New York or publish the information on our Web site or through another public medium we may use at that time.

      In the event of any merger, consolidation, or a sale of substantially all of our assets, whereby any of the first three conditions of the change in control criteria as described below are met, yet the event is not deemed to be a change in control, and subsequent to the event date, the notes remain an outstanding obligation of the surviving entity, notwithstanding any changes to the payment obligations outlined in the indenture, or any future supplemental indenture, holders of the notes will still be entitled to receive dividend protection in the form of contingent interest payments, as outlined above.

Early Conversion Incentive Payment

      Should a note holder elect to convert their notes before June 15, 2007, such note holder will receive, in addition to the number of shares of our common stock per note due based on the applicable conversion price, an Early Conversion Incentive Payment equal to 50% of the aggregate remaining unpaid interest payments payable through June 15, 2007.

      The Early Conversion Incentive Payment will be made in cash or, at our option (subject to certain conditions), in our common stock, or some combination thereof. The number of shares of common stock will equal the amount of the Early Conversion Incentive Payment divided by 95% of the average closing sale prices for the 5 consecutive trading days ending on and including the third day prior to the date of the conversion. We will inform the holder of the method of payment within 5 business days of the submission of the conversion notice and make such payment within 5 business days thereafter.

      Any note holder that submits its notes for the Early Conversion Incentive Payment is not entitled to receive any payment pursuant to the Change in Control provisions described herein.

Provisional Redemption

      Prior to June 15, 2007, the notes are not redeemable by us. On or after June 15, 2007, we may redeem the notes in whole or in part at any time for a redemption price in cash as set forth below, plus any accrued and unpaid interest (including contingent interest and additional amounts, if any) to but excluding the redemption date; provided that at the time of such redemption and for a period of at least 30 days thereafter, the registration statement covering the notes and shares of common stock issuable upon conversion of the notes is effective and available for use.

      If redeemed during the 12-month period beginning June 15, in the year indicated, the redemption price shall be (expressed as a percentage of principal amount):

Year	Redemption Price

2007	104.50%
2008	102.25%

      If the redemption date is an interest payment date, interest (including contingent interest and additional amounts, if any) shall be paid on such interest payment date to the record holder on the relevant record date.

      We will provide not less than 20 nor more than 60 days notice of redemption by mail to each registered holder of notes to be redeemed. If the redemption notice is given and funds are deposited as required, then interest will cease to accrue on and after the redemption date on those notes or portions of notes called for redemption. We may only redeem the notes prior to their maturity date if the closing price of our common stock exceeds 200% of the conversion price of the notes for at least 20 trading days within a period of 30 consecutive trading days, ending on the trading day before the date of mailing of the redemption notice.

      If a provisional redemption occurs we also will make an interest make-whole payment in addition to the payment of accrued and unpaid interest described above. The interest make-whole payment will be equal to 50% of the aggregate amount of interest that would have accrued from the provisional redemption date through the maturity date, reduced by any amounts already paid. The interest make-whole payment will be made in cash, or at our option, subject to certain conditions, in our common stock, or some combination thereof. The number of shares of common stock will equal the amount of the interest make-whole payment divided by 95% of the average closing sale prices for the five consecutive trading days ending on and including the third day prior to the date of the provisional redemption. We will specify in the notice of redemption whether the interest make-whole payment will be made in cash or our common stock, or a combination thereof.

      We will pay you any accrued and unpaid interest through the date of redemption as well as the interest make-whole payment on the notes called for provisional redemption regardless of whether those notes are converted prior to the date of provisional redemption.

      If we decide to redeem fewer than all of the outstanding notes, the trustee will select the notes to be redeemed (in principal amounts of $1,000 or integral multiples thereof) by lot, on a pro rata basis or by another method the trustee considers fair and appropriate. If the trustee selects a portion of your notes for partial redemption and you convert a portion of your notes, the converted portion will be deemed to be from the portion selected for redemption.

      We may not redeem the notes if we have failed to pay any interest (including contingent interest and additional amounts, if any) on the notes when due and such failure to pay is continuing. We will notify all of the holders if we redeem any of the notes.

Conversion Rights

      Subject to the conditions described below, you may convert each of your notes into shares of our common stock initially at a conversion price of $1.25 per share of common stock (now $12.50 as a result of the reverse stock split). The conversion price in effect at any given time is referred to as the “applicable conversion price”, and will be subject to adjustment as described below. You may convert fewer than all of your notes so long as the notes converted are an integral multiple of $1,000 principal amount.

      You may convert your notes into shares of our common stock at any time prior to the close of business on the stated maturity date of the notes unless previously redeemed, repurchased or converted.

      If we call your notes for redemption, you may convert the notes only until the close of business on the second business day prior to the redemption date unless we fail to pay the redemption price. If you have already delivered a repurchase election with respect to a note as described under “—Repurchase of the Notes at the Option of the Holder Upon a Change in Control,” you may not surrender that note for conversion until you have withdrawn the repurchase election in accordance with the indenture.

      We will not issue fractional common shares upon conversion of notes. Instead, we will pay cash in lieu of fractional shares based on the last reported sale price of the common stock on the trading day prior to the conversion date. Our delivery to you of the full number of shares of our common stock into which a note is convertible, together with any cash payment for any fractional share, will be deemed to satisfy our obligation to pay:

•	the principal amount of the note; and

•	accrued but unpaid interest (including contingent interest and additional amounts, if any) to but excluding the conversion date.

      As a result, accrued but unpaid interest (including contingent interest and additional amounts, if any) to but excluding the conversion date will be deemed to be paid in full rather than cancelled, extinguished or forfeited. For a discussion of your tax treatment upon receipt of our common stock upon conversion, see “Certain United States Federal Income Tax Considerations.”

      If you convert notes, we will pay any documentary, stamp or similar issue or transfer tax due on the issue of shares of our common stock upon the conversion, unless the tax is due because you request the shares to be issued or delivered to another person, in which case you will pay that tax.

Conversion procedures

      To convert your note into common stock you must do the following:

•	complete and manually sign the conversion notice on the back of the note, or a facsimile of the conversion notice, and deliver this irrevocable notice to the conversion agent;

•	surrender the note to the conversion agent;

•	if required, furnish appropriate endorsements and transfer documents;

•	if required, pay all transfer or similar taxes; and

•	if required, pay funds equal to interest payable on the next interest payment date.

      The date you comply with these requirements is the conversion date under the indenture. If your interest is a beneficial interest in a global note, to convert you must comply with the last three requirements listed above and comply with the depositary’s procedures for converting a beneficial interest in a global note.

      The conversion agent will, on your behalf, convert the notes into shares of our common stock. You may obtain copies of the required form of the conversion notice from the conversion agent. A certificate, or a book-entry transfer through DTC, for the number of full shares of our common stock into which any notes are converted, together with a cash payment for any fractional share, will be delivered through the conversion agent as soon as practicable, but no later than the fifth business day, following the conversion date.

Conversion Price Adjustments

      The conversion price is subject to adjustment upon the following events:

•	the payment of dividends and other distributions on our common stock payable exclusively in shares of our common stock or our other capital stock or cash, constituting an extraordinary non-recurring or special dividend (not including periodic dividends referred to above under “Dividend Protection; Contingent Interest”);

•	the issuance to all holders of our common stock of rights or warrants that allow the holders to purchase shares of our common stock for a period expiring within 60 days from the date of issuance of the rights or warrants at less than the market price on the record date for the determination of stockholders entitled to receive the rights or warrants;

•	subdivisions, combinations, or reclassifications of our common stock, including stock splits; and

•	distributions to all holders of our common stock of our assets, debt securities or rights or warrants to purchase our securities, if these distributions, aggregated on a rolling twelve-month basis, have a per share value exceeding 15% of the market price of our common stock on the trading day immediately preceding the declaration of the distribution. In cases where (a) the fair market value per share of common stock of the assets, debt securities or rights or warrants to purchase our securities distributed to stockholders equals or exceeds the market price of our common stock on the record date for the determination of stockholders entitled to receive the distribution, or (b) the market price exceeds the fair market value per share of common stock of the assets, debt securities or rights or warrants so distributed by less than $1.00, rather than being entitled to an adjustment in the conversion price, you will be entitled to receive upon conversion, in addition to the shares of our common stock, the kind and amount of assets, debt securities or rights or warrants comprising the distribution that you would have received if you had converted your notes immediately prior to the record date for determining the stockholders entitled to receive the distribution.

      In addition to these adjustments, we may decrease the conversion price as our board of directors considers advisable to avoid or diminish any income tax to holders of our common stock or rights to purchase our common stock resulting from any dividend or distribution of stock (or rights to acquire stock) or from any event treated as such for income tax purposes. We may also, from time to time, to the extent permitted by applicable law, decrease the conversion price by any amount for any period of at least 20 days if our board of directors has determined that the decrease would be in our best interests. If our board of directors makes this determination, it will be conclusive. We will give you at least 15 days’ notice of these decreases in the conversion price.

      As used in this prospectus, the “market price” means the average of the last reported sale prices of our common stock for the 20 trading day period ending on the third business day prior to the applicable record date (including upon the occurrence of a change in control, as defined in the next section) or the date of determination (if the third business day prior to the applicable record date or the date of determination is a trading day, or if not, then on the last trading day prior to the third business day), appropriately adjusted to take into account the occurrence, during the period commencing on the first of the trading days during the 20 trading day period and ending on the applicable record date or the date of determination, of any event that would result in an adjustment of the conversion price under the indenture.

      If at any time we were to make a distribution of property to our stockholders that would be taxable to the stockholders as a dividend for United States federal income tax purposes and, in accordance with the anti-dilution provisions of the notes, the conversion price of the notes is decreased, the decrease might be deemed to be the payment of a taxable dividend to holders of the notes. See “Certain United States Federal Income Tax Considerations—U.S. Holders—Constructive Dividends” and “—Non-U.S. Holders—Constructive Dividends”.

      No adjustment to the conversion price need be made if holders may participate in the transaction that would otherwise give rise to an adjustment, so long as the distributed assets or securities the holders would receive upon conversion of the notes, if convertible, exchangeable, or exercisable, are convertible, exchangeable or exercisable, as applicable, without any loss of rights or privileges for a period of at least 60 days following conversion of the notes.

      The applicable conversion price will not be adjusted:

•	upon the issuance of any shares of our common stock or any securities convertible into or exchangeable for our common stock or carrying the right to purchase any of the foregoing, except as stated above;

•	for a change in the par value or no par value of the common stock; or

•	for accrued and unpaid interest, including contingent interest.

No adjustment in the applicable conversion price is required unless the adjustment would require an increase or decrease of at least 1% of the applicable conversion price. If the adjustment is not made because the adjustment does not change the applicable conversion price by more than 1%, then the adjustment that is not made will be carried forward and taken into account in any future adjustment.

Repurchase of the Notes at the Option of the Holder Upon a Change in Control

      In the event of any change in control (as defined below) occurring after the date of issuance of the notes and on or before maturity, each holder of notes will have the right, at the holder’s option, to require us to repurchase all or any part of the holder’s notes on the date (the “repurchase date”) that is no later than 45 business days after the occurrence of the change in control as described below, for cash, at a price (the “repurchase price”) equal to 100% of the principal amount thereof, together with accrued and unpaid interest (including any contingent interest and additional amounts) to the repurchase date. If the repurchase date is an interest payment date, the semi-annual payment of interest becoming due on such date shall be payable to the holder of record as of the relevant record date.

      We may, at our option, in lieu of paying the repurchase price in cash, pay the repurchase price in our common stock valued at 95% of the average of the closing prices of our common stock for the five consecutive trading days ending on and including the third trading day preceding the repurchase date. The repurchase price may be paid in shares of our common stock only if the following conditions are satisfied:

•	such shares have been registered under the Securities Act or are freely transferable without such registration;

•	the issuance of common stock does not require registration or qualification with or approval of any governmental authority under the applicable state law or any other federal law, which registration or qualification or approval has not been made or obtained;

•	such shares have been approved for quotation or listing on a national securities exchange; and

•	such shares will be issued out of our authorized but unissued common stock and upon issuance, will be duly and validly issued and fully paid and non-assessable and free of any preemptive rights.

      A note holder may accept the repurchase offer with respect to all or a portion of our notes (provided that the principal amount of such notes must be $1,000 or an integral multiple thereof). The repurchase offer shall be made within 25 business days following a change in control and shall remain open for 20 business days following its commencement except to the extent that a longer period is required by law. The repurchase offer will specify whether the repurchase price will be paid in cash or common stock. Upon expiration of the repurchase offer period, we will purchase all notes tendered during the repurchase offer period in response to the repurchase offer. If required by law, the repurchase date and the repurchase offer period may be extended as so required.

      A “change in control” shall occur when any of the following occurs:

•	all or substantially all of our assets are directly or indirectly leased, exchanged or otherwise transferred or sold to any person or related group of persons;

•	there shall be consummated any consolidation or merger of our company with the effect that immediately after such transaction the stockholders of our company hold less than a majority of the combined voting power of the then outstanding voting stock of the person surviving such transaction; or

•	any person, or any persons acting together which would constitute a “group” for purposes of Section 13(d) of the Exchange Act, together with any affiliates thereof, shall beneficially own (as defined in Rule 13-d-3 under the Exchange Act) greater than 50% of the total voting power of our then outstanding voting stock and warrants or options to acquire such voting stock as calculated on a fully-diluted basis; provided, however, this does not include any person, or any persons acting together which would constitute a “group” for purposes of Section 13(d) of the Exchange Act, together with any affiliates thereof, that, as of June 14, 2004, beneficially own (as defined in Rule 13d-3 under the

Exchange Act) greater than 8% of the total voting power of our outstanding voting stock and warrants or options to acquire such voting stock as calculated on a fully-diluted basis.

      A change in control will not be deemed to have occurred if at least 80% of the consideration, excluding cash payments for fractional shares and cash payments made pursuant to dissenters’ appraisal rights, in a merger or consolidation otherwise constituting a change in control as described above, consists of shares of common stock, depository receipts or other certificates representing common equity interests traded on a national securities exchange in the United States, or will be so traded or quoted immediately following such merger or consolidation, and as a result of such merger or consolidation, the notes become convertible into such common stock, depository receipts or other certificates representing common equity interests.

      The repurchase feature may make more difficult or discourage a takeover of our company, and, thus, the removal of incumbent management. The provisions of the indenture relating to a change in control may not afford the holders of the notes protection in the event of a highly leveraged transaction, reorganization, restructuring, merger, spin-off or similar transaction that may adversely affect holders, if such transaction does not constitute a change in control. Moreover, certain events with respect to us which may involve an actual change in control of our company may not constitute a change in control for purposes of the indenture. For instance, one or more stockholders could acquire a significant portion, but less than 50% of our shares of common stock (the threshold in the definition of “change in control”) and thereby be able to exert substantial influence with respect to us.

      The right to require us to repurchase notes as a result of the occurrence of a change in control could create an event of default under any then existing indebtedness. Our failure to repurchase the notes when required would result in an event of default with respect to the notes. In addition, in the event of our change in control, we may not have, or have access to, adequate funds to redeem the notes.

      If a change in control event occurs, and at least 50% of the consideration for the common stock in the transaction or transactions constituting the change in control consists of cash, we will refer to such event as a “cash buy-out.” In the event of a cash buy-out, note holders may elect to receive the greater of the Total Redemption Amount (as defined below) or the Repurchase Price (as defined above), The Total Redemption Amount will be payable in cash.

      The Total Redemption Amount will be calculated as the sum of the following: (i) the Cash Buyout Redemption Price, equal to the product of: (x) the average closing prices of our common stock for the five trading days immediately prior to our public announcement of the cash buy-out; and (y) the quotient of $1,000 divided by the then applicable conversion price; and (ii) the “takeover make-whole premium,” derived as in the table illustrated below:

Take-Over Make Whole
Premium per $1,000
Period during which Change in Control Occurs	of Principal

December 16, 2004 — June 15, 2005	$225.0
June 16, 2005 — December 15, 2005	$180.0
December 16, 2005 — June 15, 2006	$135.0
June 16, 2006 — December 15, 2006	$90.0
December 16, 2006 — June 15, 2007	$90.0
June 16, 2007 — December 15, 2007	$90.0
December 16, 2007 — June 15, 2008	$90.0
June 16, 2008 — December 15, 2008	$45.0
December 16, 2008 — June 15, 2009	$0.0

      If a note holder elects to receive the takeover make-whole premium as part of the Total Redemption Amount, such payment will preclude any Early Conversion Incentive Payments under such notes.

Merger and Sale of Assets By Us

      The indenture provides that we may not consolidate with or merge with or into any other person or sell, convey, transfer or lease our properties and assets substantially as an entirety to another person, unless:

      (i) we are the surviving person, or the resulting, surviving or transferee person, if other than us, is organized and existing under the laws of the United States, any state thereof or the District of Columbia; or

      (ii) the successor person assumes all of our obligations under the debentures and the indenture;

and

      (x) immediately after giving effect to such transaction, there is no event of default or event that, with notice or passage of time or both, would become an event of default; and

      (y) we have delivered to the trustee an officers’ certificate and an opinion of counsel each stating that such consolidation, merger, sale, conveyance, transfer or lease complies with these requirements.

      Upon any permitted consolidation, merger, sale, conveyance, transfer or lease, the resulting, surviving or transferee person shall succeed to and be substituted for us, and may exercise our rights and powers under the indenture and the debentures, and after any such contemplated transaction, we will be relieved of all obligations and covenants under the indenture and the debentures.

Events of Default; Notice and Waiver

      The following are events of default under the indenture:

•	we fail to pay principal of the notes when due at maturity, upon redemption, upon repurchase or otherwise;

•	we fail to pay any interest (including contingent interest and additional amounts, if any) on the notes when due and such failure continues for a period of 30 days;

•	we fail to provide notice of the occurrence of a change in control on a timely basis;

•	default in our obligation to convert the notes into shares of our common stock, cash or a combination of cash and common stock upon exercise of a holder’s conversion right and such default continues for a period of 10 days;

•	default in our obligation to repurchase the notes at the option of a holder upon a change in control or on any other repurchase date;

•	default in our obligation to redeem the notes after we have exercised our option to redeem;

•	we fail to perform or observe any of the covenants in the indenture for 60 days after written notice to us from the trustee or the holders of at least 50% in principal amount of the outstanding notes;

•	there occurs an event of default with respect to our or any of our subsidiaries’ indebtedness having a principal amount then outstanding, individually or in the aggregate, of at least $15.0 million, whether such indebtedness now exists or is hereafter incurred, which default or defaults:

(a) shall have resulted in such indebtedness becoming or being declared due and payable prior to the date on which it would otherwise have become due and payable; or

(b) shall constitute the failure to pay such indebtedness at the final stated maturity thereof (after expiration of any applicable grace period);

•	any final judgment or judgments for the payment of money in excess of $15.0 million shall be rendered against us and shall not be discharged for any period of 60 consecutive days during which time a stay of enforcement shall not be in effect or during which during which time an appeal has not been filed; and

•	certain events involving our bankruptcy, insolvency or reorganization.

      The trustee may withhold notice to the holders of the notes of any default, except defaults in payment of principal or interest (including contingent interest or additional amounts, if any) on the notes. However, the trustee must consider it to be in the interest of the holders of the notes to withhold this notice.

      If an event of default occurs and continues, the trustee or the holders of at least 50% in principal amount of the outstanding notes may declare the principal and accrued and unpaid interest (including contingent interest and additional amounts, if any) on the outstanding notes to be immediately due and payable. In case of certain events of bankruptcy or insolvency involving us, the principal and accrued and unpaid interest (including contingent interest and additional amounts, if any) on the notes will automatically become due and payable. However, if we cure all defaults, except the nonpayment of principal or interest (including contingent interest and additional amounts, if any) that became due as a result of the acceleration, and meet certain other conditions, with certain exceptions, this declaration may be cancelled and the holders of a majority of the principal amount of outstanding notes may waive these past defaults.

      The holders of a majority of outstanding notes have the right to direct the time, method and place of any proceedings for any remedy available to the trustee, subject to limitations specified in the indenture.

      No holder of the notes may pursue any remedy under the indenture, except in the case of a default in the payment of principal or interest (including contingent interest or additional amounts, if any) on the notes, unless:

•	the holder has given the trustee written notice of an event of default;

•	the holders of at least 50% in principal amount of outstanding notes make a written request, and offer indemnity satisfactory to the trustee, to the trustee to pursue the remedy;

•	the trustee does not receive an inconsistent direction from the holders of a majority in principal amount of the notes;

•	the holder or holders have offered security or indemnity satisfactory to the trustee to the trustee against any costs, liability or expense of the trustee; and

•	the trustee fails to comply with the request within 60 days after receipt of the request and offer of indemnity.

Modification and Waiver

      The consent of the holders of a majority in principal amount of the outstanding notes is required to modify or amend the indenture. However, a modification or amendment requires the consent of the holder of each outstanding note if it would:

•	extend the fixed maturity of any note;

•	reduce the rate or extend the time for payment of interest (including contingent interest or additional amounts, if any) on any note;

•	reduce the principal amount of any note;

•	reduce any amount payable upon redemption or repurchase of any note;

•	affect our obligation to redeem any notes on a redemption date in a manner adverse to such holder;

•	affect our obligation to repurchase any note at the option of the holder in a manner adverse to such holder;

•	affect our obligation to repurchase any note upon a change in control in a manner adverse to such holder;

•	impair the right of a holder to institute suit for payment on any note;

•	change the currency in which any note is payable;

•	impair the right of a holder to convert any note or reduce the number of common shares, the amount of cash or the amount of any other property receivable upon conversion;

•	reduce the quorum or voting requirements under the indenture;

•	change any obligation of ours to maintain an office or agency in the places and for the purposes specified in the indenture;

•	subject to specified exceptions, modify certain of the provisions of the indenture relating to modification or waiver of provisions of the indenture; or

•	reduce the percentage of notes required for consent to any modification of the indenture.

      We are permitted to modify certain provisions of the indenture without the consent of the holders of the notes, including to:

•	secure any notes;

•	evidence the assumption of our obligations by a successor person;

•	add covenants for the benefit of the holders of notes;

•	cure any ambiguity or correct any error in the indenture, so long as such action will not adversely affect the interests of holders, provided that any such amendment made solely to conform the provisions of the indenture to this prospectus will be deemed not to adversely affect the interests of holders;

•	establish the forms or terms of the notes;

•	evidence the acceptance of appointment by a successor trustee;

•	qualify or maintain the qualification of the indenture under the Trust Indenture Act of 1939, as amended; and

•	make other changes to the indenture or forms or terms of the notes, provided no such change individually or in the aggregate with all other such changes has or will have a material adverse effect on the interests of the holders of the notes.

Calculations in Respect of Notes

      We are responsible for making all calculations called for under the indenture. These calculations include, but are not limited to, determinations of the market prices of our common stock and the notes, the amount of accrued interest (including contingent interest and additional amounts, if any) payable on the notes and the conversion price of the notes. We will make all these calculations in good faith, and, absent manifest error, our calculations will be final and binding on holders of notes. We will provide a schedule of our calculations to each of the trustee and the conversion agent, and each of the trustee and the conversion agent is entitled to rely upon the accuracy of our calculations without independent verification. The trustee will forward our calculations to any holder of notes upon the request of that holder.

Information Concerning the Trustee

      We have appointed The Bank of New York Trust Company, N.A., the trustee under the indenture, as paying agent, conversion agent, note registrar and custodian for the notes. The trustee or its affiliates may also provide banking and other services to us in the ordinary course of their business.

Governing Law

      The notes and the indenture shall be governed by, and construed in accordance with, the laws of the State of New York.

Form, Denomination, Exchange, Registration and Transfer

      The notes are issuable:

•	in fully registered form;

•	without interest coupons; and

•	in denominations of $1,000 principal amount and integral multiples of $1,000.

      Holders may present notes for conversion, registration of transfer and exchange at the office maintained by us for such purpose, which will initially be the corporate offices of the trustee in the City of New York.

Payment and Paying Agent

      We maintain an office where we will pay the principal on the notes and you may present the notes for conversion, registration of transfer or exchange for other denominations, which shall initially be an office or agency of the trustee. We may pay interest by check mailed to your address as it appears in the note register, provided that if you are a holder with an aggregate principal amount in excess of $2.0 million, you will be paid, at your written election, by wire transfer in immediately available funds.

      However, payments to The Depository Trust Company, New York, New York, which we refer to as DTC, will be made by wire transfer of immediately available funds to the account of DTC or its nominee.

Notices

      Except as otherwise described herein, notice to registered holders of the notes will be given by mail to the addresses as they appear in the security register. Notices will be deemed to have been given on the date of such mailing.

Rule 144A Information Request

      We will furnish to the holders or beneficial holders of the notes or the underlying common stock, upon their request, the information, if any, required under Rule 144A(d)(4) under the Securities Act until such time as such securities are no longer “restricted securities” within the meaning of Rule 144 under the Securities Act, assuming these securities have not been owned by an affiliate of ours.

Book Entry System

      Notes are evidenced by one or more global notes. We deposited the global note or notes with DTC and registered the global notes in the name of Cede & Co. as DTC’s nominee. Except as set forth below, a global note may be transferred, in whole or in part, only to another nominee of DTC or to a successor of DTC or its nominee.

      Beneficial interests in a global note may be held through organizations that are participants in DTC (called “participants”). Transfers between participants will be effected in the ordinary way in accordance with DTC rules and will be settled in clearing house funds. The laws of some states require that certain persons take physical delivery of securities in definitive form. As a result, the ability to transfer beneficial interests in the global note to such persons may be limited.

      Beneficial interests in a global note held by DTC may be held only through participants, or certain banks, brokers, dealers, trust companies and other parties that clear through or maintain a custodial relationship with a participant, either directly or indirectly (called “indirect participants”). So long as Cede & Co., as the nominee of DTC, is the registered owner of a global note, Cede & Co. for all purposes will be considered the sole holder of such global note. Except as provided below, owners of beneficial interests in a global note will:

•	not receive physical delivery of certificates in definitive registered form; and

•	not be considered holders of the global note.

      We will pay interest (including contingent interest and additional amounts, if any) on and the redemption price and the repurchase price of a global note to Cede & Co., as the registered owner of the global note, by wire transfer of immediately available funds on each interest payment date or the redemption or repurchase date, as the case may be. Neither we, the trustee nor any paying agent will be responsible or liable:

•	for the records relating to, or payments made on account of, beneficial ownership interests in a global note; or

•	for maintaining, supervising or reviewing any records relating to the beneficial ownership interests.

      Neither we, the trustee, registrar, paying agent nor conversion agent will have any responsibility for the performance by DTC or its participants or indirect participants of their respective obligations under the rules and procedures governing their operations. DTC has advised us that it will take any action permitted to be taken by a holder of notes, including the presentation of notes for conversion, only at the direction of one or more participants to whose account with DTC interests in the global note are credited, and only in respect of the principal amount of the notes represented by the global note as to which the participant or participants has or have given such direction.

      DTC has advised us that it is:

•	a limited purpose trust company organized under the laws of the State of New York, and a member of the Federal Reserve System;

•	a “clearing corporation” within the meaning of the Uniform Commercial Code; and

•	a “clearing agency” registered pursuant to the provisions of Section 17A of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”).

      DTC was created to hold securities for its participants and to facilitate the clearance and settlement of securities transactions between participants through electronic book-entry changes to the accounts of its participants. Participants include securities brokers, dealers, banks, trust companies and clearing corporations and other organizations. Some of the participants or their representatives, together with other entities, own DTC. Indirect access to the DTC system is available to others such as banks, brokers, dealers and trust companies that clear through or maintain a custodial relationship with a participant, either directly or indirectly.

      DTC has agreed to the foregoing procedures to facilitate transfers of interests in a global note among participants. However, DTC is under no obligation to perform or continue to perform these procedures, and may discontinue these procedures at any time. If DTC is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 90 days, DTC has ceased to be a clearing agency registered under the Exchange Act or an event of default has occurred and is continuing, we will issue notes in certificated form in exchange for global notes.

Registration Rights

      We agreed to file a registration statement to cover resales of the notes and the common stock issuable upon conversion of the notes by September 12, 2004 and to have that registration statement declared effective by December 11, 2004. We filed a registration statement covering the notes and the common stock with the Securities and Exchange Commission on December 10, 2004, which was declared effective by the commission on December 21, 2004. As a result, we were required to pay liquidated damages to the noteholders equal to one-half of one percent (50 basis points) per annum per $1,000 principal amount of the notes. These damages stopped accruing on December 10, 2004, but resumed when the registration statement was not declared effective by December 11, 2004 and extended to December 21, 2004. Ultimately, we incurred and paid approximately $118,000 of damages due to the late filing of this registration statement.

DESCRIPTION OF CAPITAL STOCK

      The following description of the terms of our common stock sets forth certain general terms and provisions of our common stock. This section also summarizes relevant provisions of the Delaware General Corporation Law, which we refer to as “Delaware law.” The terms of our amended and restated certificate of incorporation and by-laws, as well as the terms of Delaware law, are more detailed than the general information provided below. Therefore, you should carefully consider the actual provisions of these documents.

Authorized and Outstanding Shares

      As of May 16, 2005, under our amended and restated certificate of incorporation, we had the authority to issue:

•	100,000,000 shares of common stock, par value $0.001 per share; and

•	10,000,000 shares of preferred stock, par value $0.001 per share, which are issuable in series on terms to be determined by our board of directors, of which 5,882 shares are designated as series H convertible preferred stock and 600 shares are designated as series I convertible preferred stock.

      As of May 16, 2005:

•	42,745,283 shares of our common stock were outstanding;

•	294 shares of our series H convertible preferred stock were outstanding. Each share of series H convertible preferred stock may be converted into 100 shares of our common stock;

•	384 shares of our series I convertible preferred stock were outstanding. Each share of series I convertible preferred stock may be converted into 3,333 shares of our common stock; and

•	approximately 13,041,529 shares of our common stock have been reserved for issuance pursuant to the convertible preferred stock discussed above, the notes and options and warrants to purchase our common stock.

Rights of Our Common Stock

      Preemptive Rights. The holders of our common stock do not have preemptive rights to purchase or subscribe for any stock or other securities of ours.

      Voting Rights. Each outstanding share of our common stock is entitled to one vote per share.

      Dividends. Holders of our common stock are entitled to receive dividends or other distributions when and if declared by our board of directors. The right of our board of directors to declare dividends, however, is subject to any rights of the holders of other classes of our capital stock and the availability of sufficient funds under Delaware law to pay dividends. In accordance with our mortgage loan with Citigroup and the terms of our senior secured notes, we may not pay cash or stock dividends without the written consent of Citigroup and the Falcon investors.

      Liquidation Rights. In the event of the liquidation of our company, subject to the rights, if any, of the holders of other classes of our capital stock, the holders of our common stock are entitled to receive any of our assets available for distribution to our stockholders ratably in proportion to the number of shares held by them.

Listing

      We list our common stock on the American Stock Exchange under the symbol “TWW.”

Anti-Takeover Effects of Provisions of the Charter and Bylaws and of Delaware Law

      Our amended and restated certificate of incorporation and bylaws, contain provisions that could discourage, delay or prevent a tender offer or takeover attempt at a price which many stockholders may find attractive. The existence of these provisions could limit the price that investors might otherwise pay in the future for shares of our common stock.

Certificate of Incorporation and Bylaws

      Blank Check Preferred Stock. Our board of directors, without stockholder approval, has the authority under our amended and restated certificate of incorporation to issue preferred stock with rights superior to the rights of the holders of common stock. As a result, preferred stock could be issued quickly and easily, could impair the rights of holders of common stock and could be issued with terms calculated to delay or prevent a change of control or make removal of management more difficult.

      Election of Directors. Our amended and restated certificate of incorporation provides that a majority of directors then in office may fill any vacancy occurring on the board of directors, even though less than a quorum may then be in office. These provisions may discourage a third party from voting to remove incumbent directors and simultaneously gaining control of the board of directors by filling the vacancies created by that removal with its own nominees.

      Stockholder Action. Our amended and restated certificate of incorporation provides that stockholders may only act at meetings of stockholders and not by written consent in lieu of a stockholders’ meeting, unless the action that requires stockholder approval is approved by a majority of our continuing directors.

      Stockholder Meetings. Our bylaws provide that stockholders may not call a special meeting of the stockholders. Rather, only our board of directors, acting pursuant to a resolution of a majority of the directors then in office, will be able to call special meetings of stockholders. Our bylaws also provide that stockholders may only conduct business at special meetings of stockholders that was specified in the notice of the meeting. These provisions may discourage another person or entity from making a tender offer, even if it acquired a majority of our outstanding voting stock, because the person or entity could only take action at a duly called stockholders’ meeting relating to the business specified in the notice of meeting and not by written consent.

      Requirements for Advance Notification of Stockholder Nominations and Proposals. Our bylaws provide that a stockholder seeking to bring business before an annual meeting of stockholders, or to nominate candidates for election as directors at an annual meeting of stockholders, must provide timely notice of this intention in writing. To be timely, a stockholder must deliver or mail the notice and we must receive the notice at our principal executive offices not less than 5 days prior to the date our directors determine for proposals to be received. The bylaws also include a similar requirement for making director nominations and specify requirements as to the form and content of the stockholder’s notice. These provisions could delay stockholder actions that are favored by the holders of a majority of our outstanding stock until the next stockholders’ meeting.

      Super-Majority Voting. Delaware law generally provides that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation’s certificate of incorporation, unless a corporation’s certificate of incorporation requires a greater percentage. We have provisions in our amended and restated certificate of incorporation which require a vote of at least 66 2/3% of the stockholders entitled to vote in the election of directors to amend, alter, change or repeal certain provisions of our amended and restated certificate of incorporation.

Delaware Anti-Takeover Statute

      We are a Delaware corporation subject to Section 203 of the Delaware General Corporation Law. Under Section 203, some business combinations between a Delaware corporation whose stock generally is publicly-traded or held of record by more than 2,000 stockholders and an interested stockholder are prohibited for a three-year period following the date that the stockholder became an interested stockholder, unless:

•	the corporation has elected in its restated certificate of incorporation not to be governed by Section 203;

•	the board of directors of the corporation approved the transaction which resulted in the stockholder becoming an interested stockholder before the stockholder became an interested stockholder;

•	upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the commencement of the transaction, excluding voting stock owned by directors who are also officers or held in employee benefit plans in which the employees do not have a confidential right to tender stock held by the plan in a tender or exchange offer; or

•	the board of directors approves the business combination and holders of two-thirds of the voting stock which the interested stockholder did not own authorize the business combination at a meeting.

      We have not made an election in our amended and restated certificate of incorporation to opt out of Section 203. In addition to the above exceptions to Section 203, the three-year prohibition does not apply to some business combinations proposed by an interested stockholder following the announcement or notification of an extraordinary transaction involving the corporation and a person who was not an interested stockholder during the previous three years or who became an interested stockholder with the approval of a majority of the corporation’s directors. For the purposes of Section 203, a business combination generally includes mergers or consolidations, transactions involving the assets or stock of the corporation or its majority-owned subsidiaries and transactions which increase an interested stockholder’s percentage ownership of stock. Also, an interested stockholder generally includes a stockholder who becomes beneficial owner of 15% or more of a Delaware corporation’s voting stock, together with the affiliates or associates of that stockholder.

Limitation of Liability and Indemnification

      Our amended and restated certificate of incorporation limits the liability of our directors to the maximum extent permitted by Delaware law. Delaware law provides that directors will not be personally liable for monetary damages for breach of their fiduciary duties as directors, except liability for:

•	any breach of their duty of loyalty to the corporation or its stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	unlawful payments of dividends or unlawful stock repurchases or redemptions; or

•	any transaction from which the director derived an improper personal benefit.

      This provision has no effect on any non-monetary remedies that may be available to us or our stockholders, nor does it relieve us or our officers or directors from compliance with federal or state securities laws.

      Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers or persons controlling us under the provisions that we describe above or otherwise, we have been informed that in the opinion of the Securities and Exchange Commission, this indemnification is against public policy as expressed in the Securities Act and is therefore unenforceable.

      Our bylaws also permit us to purchase and maintain insurance on behalf of any officer or director for any liability arising out of his or her actions in that capacity, regardless of whether our bylaws would otherwise permit indemnification for that liability. We have obtained liability insurance for our officers and directors in the amount of $10 million. At the present time, there is no pending litigation or proceeding involving any of our directors, officers, employees or agents in which indemnification will be required or permitted. We are not aware of any threatened litigation or proceeding which may result in a claim for indemnification.

Transfer Agent and Registrar

      The transfer agent and registrar for the common stock is American Stock Transfer and Trust Company.

SELLING STOCKHOLDERS

      On June 14, 2004, we issued all of the notes to the initial purchaser in a private placement exempt from registration under the Securities Act. The initial purchaser then resold the notes to persons reasonably believed by the initial purchaser to be qualified institutional buyers in reliance on Rule 144A of the Securities Act of non-U.S. persons in reliance on Regulation S of the Securities Act. The selling securityholders have represented to us that they purchased the notes in the ordinary course of business and that at the time of the purchase of the notes, such selling securityholders had no agreements or understandings, directly or indirectly with any person to distribute such securities. All of the notes were issued as “restricted securities” under the Securities Act.

      The following table sets forth information, as of March 15, 2005, with respect to the selling securityholders and the principal amounts of notes and shares of common stock issuable upon conversion of the notes beneficially owned by each selling securityholder that may be offered pursuant to this prospectus. The information is based solely on information provided by or on behalf of the selling securityholders. Except as set forth in the notes to the table below, none of the selling securityholders nor any of their affiliates, officers, directors or principal equity holders has held any position or office or has had any material relationship with us within the past three years.

      The selling securityholders may, pursuant to this prospectus, offer all, some or none of the notes or the common stock issuable upon conversion of the notes. As a result, we cannot estimate the amount of the notes or the common stock that will be held by the selling securityholders upon termination of any of these sales. In addition, the selling securityholders identified below may have sold, transferred or otherwise disposed of all or in portion of their notes since the date on which they provided the information regarding their notes in transactions exempt from the registration requirements of the Securities Act.

      The percentage of notes outstanding beneficially owned by each selling securityholders is based on $86,250,000 aggregate principal amount of notes outstanding. The number of shares of common stock owned prior to the offering includes shares of common stock issuable upon conversion of the notes. The percentage of common stock outstanding beneficially owned by each selling securityholder is based on 41,444,562 (on a post-reverse stock split basis) shares of common stock outstanding on March 15, 2005. The number of shares of common stock issuable upon conversion of the notes offered for resale hereby is based on a conversion price of $12.50 (on a post-reverse stock split basis) per share. The conversion price, and therefore the number of shares of common stock issuable upon conversion of the notes, is subject to adjustment in certain circumstances. Accordingly, the number of shares of common stock issuable upon conversion of the notes may increase or decrease.

	Principal Amount		Shares of
	of Notes		Common Stock
	Beneficially Owned	Percentage of	Beneficially Owned	Percentage of
	and Offered for	Notes Outstanding	and Offered for	Common Stock
Selling Securityholder	Resale ($)	(%)	Resale (1)	Outstanding (%)

AG Domestic Convertibles, L.P.	4,500,000	5.22	360,000	*

AG Offshore Convertibles, Ltd.	10,500,000	12.17	840,000	2.0

Aristeia International Limited	5,125,000	5.94	410,000	*

Aristeia Trading LLC	1,125,000	1.30	90,000	*

ATSF Transamerica Convertible Securities	8,000,000	9.28	640,000	1.5

Basso Multi-Strategy Holding Fund Ltd.	1,000,000	1.16	89,000	*

DKR Sound Shore Oasis Holding Fund Ltd.	1,600,000	1.86	128,000	*

DKR Sound Shore Strategic Holding Fund Ltd.	400,000	*	32,000	*

Guggenheim Portfolio XXXI, LLC	128,000	*	20,000	*

	Principal Amount		Shares of
	of Notes		Common Stock
	Beneficially Owned	Percentage of	Beneficially Owned	Percentage of
	and Offered for	Notes Outstanding	and Offered for	Common Stock
Selling Securityholder	Resale ($)	(%)	Resale (1)	Outstanding (%)

Hamilton Multi-Strategy Master Fund, LP	2,106,000	2.44	168,480	*

IDEX Transamerica Convertible Securities Fund	5,000,000	5.80	400,000	*

LDG Limited	99,000	*	7,920	*

ManMAC 2 Limited	2,394,000	2.78	191,520,	*

Merrill Lynch Bond Fund, Inc. — High Income Portfolio	7,150,000	8.29	572,000	1.4

Merrill Lynch Corporate High Yield, Inc.	900,000	1.04	72,000	*

Merrill Lynch Corporate High Yield III, Inc.	1,000,000	1.16	80,000	*

Merrill Lynch Corporate High Yield V, Inc.	1,500,000	1.74	120,000	*

Merrill Lynch Corporate High Yield VI, Inc.	1,600,000	1.86	128,000	*

Merrill Lynch Debt Strategies Fund, Inc.	6,000,000	6.96	480,000	1.2

Merrill Lynch Global Investment Series: Income Strategies Portfolio	8,100,000	9.39	648,000	1.6

Merrill Lynch International Investment Funds, Inc. (US High Yield Bond Fund)	250,000	*	20,000	*

Merrill Lynch Master US High Yield Fund, Inc.	1,850,000	2.14	148,000	*

Merrill Lynch World Income Fund, Inc.	400,000	*	32,000	*

Sphinx Fund c/o TQA Investors, LLC	95,000	*	7,600	*

Sunrise Partners Limited Partnership	1,000,000	1.16	80,000	*

TQA Master Fund Ltd.	788,000	*	63,040	*

TQA Master Plus Fund Ltd.	1,593,000	1.85	127,440	*

TQA Special Opportunities Master Fund Ltd.	2,000,000	2.32	160,000	*

Transamerica Premier High Yield Bond Fund	1,000,000	1.16	80,000	*

Vertias-Scalable Investment Products LLC	1,000,000	1.16	80,000	*

Whitebox Convertible Arbitrage Partners LP	5,000,000	5.8	400,000	*

Whitebox Diversified Convertible Arbitrage Partners LP	500,000	*	40,000	*

	Principal Amount		Shares of
	of Notes		Common Stock
	Beneficially Owned	Percentage of	Beneficially Owned	Percentage of
	and Offered for	Notes Outstanding	and Offered for	Common Stock
Selling Securityholder	Resale ($)	(%)	Resale (1)	Outstanding (%)

Whitebox Hedged High Yield Partners LP	2,000,000	2.32	160,000	*

Xavex-Convertible Arbitrage 7 Fund c/o TQA Investors, LLC	268,000	*	21,440	*

Zurich Institutional Benchmarks Master Fund Ltd. c/o TQA Investors, LLC	157,000	*	12,560	*

*  Less than 1%

(1)	Except as otherwise noted, we determine beneficial ownership in accordance with Rule 13d-3(d) promulgated by the Commission under the Securities and Exchange Act of 1934, as amended. We treat shares of common stock issuable upon conversion of the notes as outstanding for computing the percentage of the selling securityholder. Unless otherwise noted, each identified selling securityholder possesses sole voting and investment power with respect to shares, subject to community property laws where applicable.

PLAN OF DISTRIBUTION

      We are registering the notes and shares of common stock issuable upon conversion of the notes on behalf of the selling stockholders. The selling stockholders may sell their notes and the underlying shares offered by this prospectus to purchasers directly. Alternatively, the selling stockholders may offer the notes and underlying shares to or through underwriters, brokers/dealers or agents. The selling stockholders may pledge or grant a security interest in some or all of the notes and underlying shares of common stock owned by them and, if any selling stockholders default in the performance of such secured obligations, the pledgees or secured parties may offer and sell the relevant securities pursuant to this prospectus. To our knowledge, there are currently no plans, arrangements or understandings between any selling stockholders and any underwriter, broker-dealer or agent regarding the sale of the notes or underlying shares by the selling stockholders. The selling stockholders may transfer, devise or gift the notes or underlying shares by other means not described in this prospectus. The selling stockholders and any underwriters, brokers/dealers or agents that participate in the distribution of the notes or underlying shares may be deemed to be “underwriters” within the meaning of the Securities Act. Any profit realized by them on the sale of those notes or shares and any discounts, commissions, concessions or other compensation received by any underwriter, broker/dealer or agent may be deemed to be underwriting discounts and commissions under the Securities Act. These discounts, commissions or concessions may be in excess of those customary in the types of transactions involved.

      The selling stockholders may sell the notes or underlying shares in one or more transactions:

•	at fixed prices;

•	at market prices prevailing at the time of sale;

•	at prices related to prevailing market prices; and/or

•	at varying prices determined at the time of sale or at negotiated prices.

      The sale of notes and underlying shares may be effected in transactions (which may involve crosses or block transactions):

•	on any national securities exchange or quotation service on which the notes or shares, as applicable, may be listed or quoted at the time of sale;

•	in the over-the-counter market;

•	in transactions otherwise than on such exchanges or in the over-the-counter market; or

•	through the writing of options.

      Because the selling stockholders may be deemed to be “underwriters” within the meaning of Section 2(11) of the Securities Act of 1933, as amended, the selling stockholders may be subject to the prospectus delivery requirements of the Securities Act. We have informed the selling stockholders that the anti-manipulative provisions of Regulation M promulgated under the Securities Act may apply to their sales in the market.

      Upon being notified by a selling stockholder that any material arrangement has been entered into with a broker-dealer for the sale of notes or underlying shares through a block trade, special offering, exchange distribution or secondary distribution or a purchase by a broker or dealer, a supplement to this prospectus will be filed, if required, which supplement will disclose:

•	the name of each such selling stockholder and of the participating broker-dealer(s);

•	the number of notes and/or underlying shares involved;

•	the price at which the notes or underlying shares were sold;

•	the commissions paid or discounts or concessions allowed to such broker-dealer(s), where applicable; and

•	such other facts as may be material to the transaction.

      Pursuant to our agreement with the selling stockholders, we will pay all expenses of the registration of the notes and underlying shares, including, without limitation, commission filing fees and expenses of compliance with state securities or “blue sky” laws. The selling stockholders will pay all underwriting discounts and selling commissions, if any.

CERTAIN UNITED STATES FEDERAL INCOME TAX CONSIDERATIONS

      The following is a general discussion of certain U.S. federal income and estate tax considerations relevant to a holder of a note and common stock acquired on conversion of a note. This discussion is based on the Internal Revenue Code, Treasury regulations promulgated thereunder, administrative positions of the Internal Revenue Service and judicial decisions now in effect, all of which are subject to change or new interpretations (possibly with retroactive effect) or to different interpretations. The Internal Revenue Service may challenge one or more of the conclusions described herein. We have not obtained, and do not intend to obtain, a ruling from the Internal Revenue Service with respect to the U.S. federal income tax consequences of acquiring, holding or disposing of a note or share of common stock. This discussion does not purport to deal with all aspects of U.S. federal income taxation that may be relevant to a particular holder in light of the holder’s circumstances (for example, a person subject to the alternative minimum tax provisions of the Code). In addition, it is not intended to apply in its entirety to all categories of investors, some of which (like dealers in securities, banks, insurance companies, tax-exempt organizations, persons holding a note or share of common stock as part of a “straddle”, “hedge”, “conversion transaction” or other risk reduction transaction and persons who have a “functional currency” other than the U.S. dollar) may be subject to special rules. The discussion also does not discuss any aspect of state, local or foreign law, or U.S. federal estate and gift tax law other than U.S. federal estate tax law as applicable to a Non-U.S. Holder (as defined below). In addition, this discussion is limited to an original purchaser of a note who acquires the note at its original issue price within the meaning of Section 1273 of the Code and who will hold the note or common stock acquired on its conversion as a “capital asset” within the meaning of Section 1221 of the Code.

      You are advised to consult your tax adviser regarding the federal, state, local and foreign tax consequences of the purchase, ownership and disposition of the notes and the shares of common stock that may be acquired on conversion of the notes.

U.S. Holders

      The following discussion is limited to U.S. federal income tax consequences relevant to a U.S. Holder. As used herein, a “U.S. Holder” is a beneficial owner of a note or a share of common stock that is, for U.S. federal income tax purposes, (i) a citizen or resident alien individual of the United States, (ii) a corporation (or an entity treated as a corporation) organized under the law of the United States, any State thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income tax without regard to its source or (iv) a trust if (1) a court within the United States is able to exercise primary supervision over the administration of the trust, and one or more United States persons have the authority to control all substantial decisions of the trust, or (2) the trust was in existence on August 20, 1996 and properly elected to continue to be treated as a United States person.

      Interest Income. A U.S. Holder will be required to recognize as ordinary income any interest paid or accrued on a note in accordance with his regular method of tax accounting. Pursuant to Treasury regulations, the possibility of a change in the interest rate on the notes will not affect the amount or timing of interest income recognized by a holder of a note if the likelihood of the change or changes (taking into account the aggregate), as of the date the notes are issued, is remote. We intend to take the position that the likelihood of the payment of contingent interest on the notes or of additional amounts in the event of a Registration Default is remote, and we do not intend to treat the possibility of those changes in the interest rate as affecting the yield to maturity of the notes. Assuming our characterization is correct, if any such amounts become payable to holders of notes, they should be includible in gross income by a U.S. Holder at the time the payments are paid or accrue in accordance with the U.S. Holder’s regular method of tax accounting. Similarly, we intend to take the position that the likelihood of payment of and Early Conversion Incentive in cash, a make-whole premium in the event of a cash buy-out after a change in control or of an interest make-whole payment in the event of a provisional redemption is remote, and we similarly do not intend to treat that possibility as affecting the yield to maturity of any note.

      If, contrary to the position we intend to take, a contingent payment on the notes is not a remote or incidental contingency, the holders of the notes would be required to accrue income on a note pursuant to the noncontingent bond method specified in Treasury regulations based on the yield we would be required to pay on a comparable, nonconvertible debt instrument, with subsequent adjustments based on actual payments on the notes. That yield could be expected to be higher than the stated fixed interest rate on the notes, in which case holders would be required to include in gross income amounts in excess of the stated fixed interest payment on the notes. You are urged to consult your own tax advisers regarding the possibility of those rules applying to notes and of their impact on you if they were to apply.

      Conversion or Repurchase for Common Stock. A U.S. Holder will not recognize income, gain or loss on conversion of a note solely into our common stock, except possibly with respect to (i) an Early Conversion Incentive Payment paid in common stock, whose tax treatment is unclear, (ii) any amount attributable to accrued interest on the note, which will be treated as interest for federal income tax purposes, as discussed above), and (iii) cash received in lieu of a fractional share, which will be taxed in the manner described in the second succeeding paragraph. The U.S. Holder’s tax basis in the common stock received on conversion of a note , except possibly common stock received as an Early Conversion Incentive Payment, will be the same as the holder’s adjusted tax basis in the converted note at the time of conversion (reduced by any basis allocable to a fractional share), and the holding period for such common stock received on conversion will include the holding period of the converted note. If we repurchase a note in exchange for common stock upon a provisional redemption or a change in control, although the matter is not entirely clear, that exchange should be treated in the same manner as a conversion of the note.

      Although the tax treatment of cash or common stock received as an Early Conversion Incentive Payment is unclear, it should be the better view that, if the payment consists of common stock, it would be treated in the same manner as the other common stock received on a conversion of a note, and if the payment consists of cash, the holder would recognize gain in an amount equal to the lesser of (i) the amount of cash and (ii) the amount of gain realized, namely, the excess, if any, of (a) the sum of the amount of cash and fair market value of common stock received on conversion over (b) the holder’s adjusted tax basis in the note that was converted. In that event, if the Early Conversion Payment is made in cash, the holder’s tax basis in the common stock received on the conversion would be equal to the holder’s basis in the note that was converted, increased by the amount of gain recognized (other than with respect to any fractional share) and decreased by the amount of cash received (other than for any fractional share). It is possible, however, that the Early Conversion Incentive Payment could be treated separately as ordinary income, presumably interest, although possibly compensation to a holder for converting his note, in an amount equal to the amount of cash or fair market value of the common stock received. In that event, any common stock received as an Early Conversion Incentive Payment would have a basis equal to its fair market value, and its holding period would start on the day after payment.

      Cash received in lieu of a fractional share of common stock on conversion of a note into common stock or on repurchase of a note for common stock upon a provisional redemption or a change in control generally will be treated as a payment in exchange for the fractional share of common stock. Accordingly, the receipt of cash in lieu of a fractional share of common stock generally will result in capital gain or loss measured by any difference between the cash received for the fractional share and the holder’s adjusted tax basis in the fractional share.

      Distributions on Common Stock. If we make cash distributions on our common stock, the distributions generally will be treated as dividends to a U.S. Holder of our common stock to the extent of our current and accumulated earnings and profits as determined under U.S. federal income tax principles at the end of the taxable year of the distribution. A distribution in excess of our current and accumulated earnings and profits is treated as a tax-free return of capital to the extent of the U.S. Holder’s adjusted tax basis in the share of common stock on which it is paid and thereafter as gain from the sale or exchange of that share. Subject to certain exceptions for short-term and hedged positions, dividends received in taxable years beginning on or before December 31, 2008, will be subject to tax in the hands of a non-corporate U.S. Holder at a maximum rate of 15%.

      Disposition or Repurchase for Cash. Except as set forth above under “Conversion or Repurchase for Common Stock,” a U.S. Holder generally will recognize capital gain or loss on a sale, redemption or other taxable disposition of a note or share of common stock in an amount equal to the difference between:

•	the holder’s adjusted tax basis in the note or share of common stock (as the case may be), and

•	the amount of cash and fair market value of any property received on the disposition (other than amounts attributable to accrued interest on the note, which will be treated as interest for federal income tax purposes).

A U.S. Holder’s adjusted tax basis in a note generally will equal the cost of the note to the holder. (For a discussion of the holder’s basis in shares of our common stock acquired on conversion of a note, see “U.S. Holders — Conversion or Repurchase for Common Stock.”) Gain or loss from the taxable disposition of a note or share of common stock generally will be long-term capital gain or loss if the note or share of common stock was held for more than one year at the time of disposition. The deductibility of capital losses is subject to limitations.

      You should be aware that the resale of a note to a U.S. Holder may be affected by the “market discount” rules of the Code, under which a portion of any gain realized on retirement or other disposition of a note by a subsequent holder that is a U.S. Holder that acquires the note at a market discount generally will be treated as ordinary income to the extent of the market discount that accrues while the U.S. Holder holds the note.

      Constructive Dividends. The conversion price of the notes is subject to adjustment under certain circumstances. Under section 305 of the Internal Revenue Code and Treasury regulations issued thereunder, certain adjustments to (or the failure to make adjustments to) the conversion price of the notes that increase the proportionate interest of the holders of the notes in our assets or earnings and profits may result in a taxable constructive distribution to the holders of the notes, whether or not the holders ever convert the notes. A constructive distribution will be treated as a dividend, resulting in ordinary income (and a possible dividends received deduction in the case of a corporate holder) to the extent of our current and accumulated earnings and profits, with any excess treated first as a tax-free return of capital that reduces the holder’s tax basis in the note to the extent thereof and thereafter as gain from the sale or exchange of the note. Generally, a holder’s tax basis in a note will be increased to the extent any constructive distribution is treated as a dividend. Moreover, if there is an adjustment (or a failure to make an adjustment) to the conversion price of the notes that increases the proportionate interest of the holders of outstanding common stock in our assets or earnings and profits, that increase in the proportionate interest of the holders of the common stock generally will be treated as a constructive distribution to those holders, taxable as described above. As a result, a holder of a note or share of common stock could have taxable income as a result of an event pursuant to which he receives no cash or property.

Non-U.S. Holders

      The following discussion is limited to U.S. federal income and estate tax consequences relevant to a Non-U.S. Holder. As used herein, a “Non-U.S. Holder” is a beneficial owner of a note or share of common stock that, for U.S. federal income tax purposes, is (a) a nonresident alien individual, (b) a corporation (or an entity treated as a corporation) created or organized in or under the law of a country (or a political subdivision thereof) other than the United States or (c) a foreign estate or trust, which generally is an estate or trust that is not a U.S. Holder. This discussion does not address the U.S. federal tax consequences relevant to an expatriate or former long-term resident of the United States. In addition, it does not address the U.S. federal tax consequences in the case of a note or share of common stock held by an entity classified as a partnership for U.S. federal income tax purposes. For purposes of the following discussion, “U.S. trade or business income” of a Non-U.S. Holder generally means interest or dividend income or gain on a sale, exchange or redemption of a note or share of common stock if that interest, dividend or gain is (i) effectively connected with trade or business conducted by the Non-U.S. Holder within the United States or (ii) in most cases of a resident of a country with which the United States has an income tax treaty, attributable to a permanent establishment (or fixed base) of the Non-U.S. Holder in the United States.

      Interest Income. In general, interest (and premium, if any) paid to a Non-U.S. Holder of a note will not be subject to U.S. federal withholding tax if it qualifies for the portfolio interest exemption, and it will not otherwise be subject to U.S. federal income tax if it is not U.S. trade or business income of the Non-U.S. Holder. Interest on a note (other than contingent interest) qualifies for the portfolio interest exemption if (i) the Non-U.S. Holder of the note (a) does not own, actually and constructively, 10% or more of the total combined voting power of all classes of our stock entitled to vote, (b) is not a controlled foreign corporation related, directly or indirectly, to us through stock ownership and (c) is not a bank receiving interest on an extension of credit made pursuant to a loan agreement made in the ordinary course of its trade or business and (ii) either (a) the Non-U.S. Holder certifies, under penalties of perjury, to us or the paying agent, as the case may be, that it is a Non-U.S. Holder and provides its name and address or (b) a securities clearing organization, bank or other financial institution that holds customers’ securities in the ordinary course of its trade or business and holds the note on behalf of the Non-U.S. Holder certifies, under penalties of perjury, that it or such a financial institution between it and the Non-U.S. Holder has received such a certificate and furnishes the payer with a copy thereof. Any contingent interest paid on a note would not qualify for the portfolio interest exemption. Although the tax treatment of any Early Conversion Incentive Payment is unclear, it appears that, if it were treated as interest income, it should not be treated as contingent interest not eligible for the portfolio interest exemption. It would be subject to U.S. federal withholding tax at a rate of 30%, unless a U.S. income tax treaty reduces or eliminates withholding, and it could be subject to such tax if it were treated as ordinary income that is not interest, unless, in either case, it is U.S. trade or business income, in which case it would be subject to tax in the manner described below for interest that is U.S. trade or businesses income.

      Interest (and premium, if any) paid to a Non-U.S. Holder that constitutes U.S. trade or business income will be subject to U.S. federal income tax on a net income basis at graduated rates in the same manner that a U.S. taxpayer is subject to tax and will be exempt from the withholding tax described above. In the case of a Non-U.S. Holder that is a corporation, U.S. trade or business income under certain circumstances will be subject to an additional branch profits tax at a 30% rate or, if applicable, a lower treaty rate. The gross amount of interest (and premium, if any) paid to a Non-U.S. Holder that does not qualify for the portfolio interest exemption and that is not U.S. trade or business income will be subject to withholding of U.S. federal income tax at the rate of 30%, unless a U.S. income tax treaty reduces or eliminates withholding. To claim the benefit of a tax treaty or to claim an exemption from withholding because income is U.S. trade or business income, a Non-U.S. Holder must provide a properly executed IRS Form W-8BEN or W-8ECI, as applicable, prior to the payment of the income. These forms must be updated periodically.

      Dividends. The gross amount of dividends paid to a Non-U.S. Holder of our common stock ordinarily will be subject to withholding of U.S. federal income tax at a 30% rate, or at a lower rate if an applicable income tax treaty so provides and we have received proper certification of the application of that treaty. Dividends that constitute U.S. trade or business income are not subject to U.S. federal withholding tax but instead are taxed in the manner applicable to United States persons, and, in the case of such dividends received by a foreign corporation, under certain circumstances will be subject to an additional branch profits tax at a 30% rate or, if applicable, a lower treaty rate. To claim the benefit of an income tax treaty or to claim an exemption from U.S. federal withholding tax on dividends that are U.S. trade or business income, you must provide a properly executed IRS Form W-8BEN for treaty benefits or IRS Form W-8ECI for dividends that are U.S. trade or business income, prior to payment of the dividends. You may obtain a refund of any excess amounts withheld by timely filing an appropriate claim for refund with the Internal Revenue Service.

      Sale, Exchange, Redemption or Other Disposition of a Note or Share of Common Stock. Subject to the discussion below of backup withholding, gain recognized by a Non-U.S. Holder on a sale, exchange, redemption or other taxable disposition of a note or share of common stock generally will not be subject to U.S. federal income tax unless:

•	the gain is U.S. trade or business income of the Non-U.S. Holder,

•	subject to certain exceptions, the Non-U.S. Holder is an individual who holds the note or share of common stock as a capital asset and is present in the United States for 183 days or more in the taxable year of the disposition, or

•	we are or have been a “United States real property holding corporation” for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition and the period that the Non-U.S. Holder held the note or common stock.

      We believe that we currently are not, and we do not anticipating becoming, a “United States real property holding corporation” for U.S. federal income tax purposes. If we are or become a United States real property holding corporation, you will be subject to U.S. federal income tax on a sale, exchange, redemption or other taxable disposition of a note or share of common stock only if, in the case of a note, the fair market value of your notes on the date of their acquisition is more than five percent of the fair market value of our common stock on that date or, in the case of common stock, our common stock is regularly traded on an established securities market and you hold or held (at any time during the shorter of the period you held our stock and the five year period preceding the date of that taxable disposition) more than five percent of our common stock.

      An individual Non-U.S. Holder who realizes gain described in the first bullet point above will be subject to U.S. federal income tax on the net gain derived at regular graduated U.S. federal income tax rates in the same manner as if the holder were a United States person as defined in the Internal Revenue Code. An individual Non-U.S. Holder described in the second bullet point above will be subject to a flat 30% U.S. federal income tax on the gain derived, which may be offset by U.S. source capital losses, even though the holder is not considered a resident of the United States. A Non-U.S. Holder that is a foreign corporation and that realizes gain described in the first bullet point above will be subject to U.S. federal income tax on the net gain derived at regular graduated U.S. federal income tax rates in the same manner as if the holder were a United States person as defined in the Internal Revenue Code and, in addition, under certain circumstances will be subject to an additional branch profits tax at a 30% rate or, if applicable, a lower treaty rate.

      You should be aware that the resale of a note to a U.S. Holder may be affected by the “market discount” rules of the Code, under which a portion of any gain realized on retirement or other disposition of a note by a subsequent holder that is a U.S. Holder that acquires the note at a market discount generally will be treated as ordinary income to the extent of the market discount that accrues while the U.S. Holder holds the note.

      Constructive Dividends. Under certain circumstances, a Non-U.S. Holder may be deemed to have received a constructive dividend (see “U.S. Holders — Constructive Dividends” above). Any such constructive dividend you receive will be treated in the same manner as an actual dividend you receive, as discussed above under “ — Dividends.” We intend to deduct U.S. federal withholding tax with respect to any such constructive dividend from interest payments on your notes. If we deduct U.S. federal withholding tax from interest payments on your notes under these circumstances, you should consult your own tax adviser as to whether you can obtain a refund for all or a portion of any tax withheld.

      Federal Estate Tax. A note that is owned, or treated as owned, by an individual who is not a citizen of the United States and who is not domiciled in the United States at the time of death will not be subject to U.S. federal estate tax, provided the individual did not own, actually and constructively, 10% or more of the total combined voting power of all classes of stock in our company entitled to vote and provided the income on the note was not U.S. trade or business income. A share of common stock owned, or treated as owned, by such an individual will be includible in his gross estate for U.S. federal estate tax purposes unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding.

      If you are a U.S. Holder of a note or share of common stock, information reporting requirements generally will apply to all payments we make to you and to the proceeds of a sale of the note or share of common stock made to you, unless you are a corporation or other exempt recipient. In addition, backup withholding will apply to those payments if you fail to provide a taxpayer identification number or a certification of exempt status or if you fail to report your interest and dividend income in full.

      In general, if you are a Non-U.S. Holder you will not be subject to backup withholding or information reporting with respect to payments that we make to you provided we do not have actual knowledge or reason to know that you are a United States person and you have given us the certification described above under “Non-U.S. Holders—Interest Income.”

      In addition, if you are a Non-U.S. Holder you will not be subject to backup withholding or information reporting with respect to the proceeds of the sale of a note or share of common stock within the United States or conducted through certain U.S.-related financial intermediaries, if the payer receives the certification described above under “Non-U.S. Holders—Interest Income” and does not have actual knowledge that you are a United States person, as defined in the Internal Revenue Code, or you otherwise establish an exemption. However, we may be required to report annually to the Internal Revenue Service and to you the amount of, and the tax withheld with respect to, any interest or dividends paid to you, regardless of whether any tax was actually withheld. Copies of those information returns may also be made available under the provisions of a specific treaty or agreement to the tax authorities of the country in which you reside.

      Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against your U.S. federal income tax liability provided the required information is timely furnished to the Internal Revenue Service.

      The preceding discussion of certain U.S. Federal income and estate tax consequences is for general information only and does not constitute tax advice. Accordingly, you should consult your tax adviser as to the particular tax consequences to him of purchasing, holding and disposing of a note or share of common stock, including the applicability and effect of any state, local or foreign tax laws, and of any proposed changes in applicable laws.

INTERESTS OF NAMED EXPERTS AND COUNSEL

      The validity of the securities being registered hereunder is being passed upon for us by Greenberg Traurig, P.A., Miami, Florida. Marvin S. Rosen, of counsel to Greenberg Traurig, is one of our directors. As of March 31, 2005, Mr. Rosen beneficially owned 130,134 shares of common stock, 39,000 of which are in the form of shares underlying options.

LEGAL MATTERS

      Greenberg Traurig, P.A., Miami, Florida, has passed upon the validity of the issuance of the securities being offered by this prospectus.

EXPERTS

      The financial statements incorporated in this Prospectus by reference to the Annual Report on Form 10-K for the year ended March 31, 2005 have been so incorporated in reliance on the report (which appears under the heading “consolidated financial statements” in the Report of Independent Registered Certified Public Accounting Firm) of PricewaterhouseCoopers LLP, an independent registered certified public accounting firm, given on the authority of said firm as experts in auditing and accounting.

      The audited historical financial statements included as Exhibit 99.2 to Terremark Worldwide, Inc.’s Current Report on Form 8-K, dated December 31, 2004, as amended on March 2, 2005, have been so incorporated in reliance on the report of PricewaterhouseCoopers LLP, an independent registered certified public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND ADDITIONAL INFORMATION

      This prospectus is part of a registration statement on Form S-3 which was filed with the Securities and Exchange Commission (SEC). This prospectus and any subsequent prospectus supplements do not contain all of the information in the registration statement as permitted by the rules and regulations of the SEC. In addition, we file annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any documents that we have filed with the SEC at the SEC’s Public Reference Room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the public reference room. Our Securities and Exchange Commission filings are also available to the public at the Securities and Exchange Commission’s website at http://www.sec.gov. Copies of documents filed by us with the Securities and Exchange Commission are also available at the offices of The American Stock Exchange, which is located at 87 Trinity Place, New York, New York 10006. In addition, our Internet website, http://www.terremark.com, contains all of the annual, quarterly and special reports, proxy statements and other information we file with the SEC.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

      The SEC allows us to “incorporate by reference” some of the documents we file with it into this prospectus, which means:

•	we can disclose important information to you by referring you to those documents;

•	the information incorporated by reference is considered to be part of this prospectus; and

•	later information that we file with the SEC will automatically update and supersede this information.

      We incorporate by reference the documents listed below:

(1) our Annual Report on Form 10-K for the fiscal year ended March 31, 2005; and

(2) our Current Report on Form 8-K, dated December 31, 2004, as amended on March 2, 2005.

      All documents filed under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, after the date of this prospectus and prior to the termination of this offering shall be deemed to be incorporated by reference in this prospectus and to be part of this prospectus from the date they are filed. In addition, all documents filed pursuant to Sections 13(a), 13(c), 14 or 15(d) of the Exchange Act after the date of the initial registration statement and prior to the effectiveness of the registration statement of which this prospectus forms a part shall be deemed to be incorporated by reference in this prospectus and to be part of this prospectus from the date they are filed.

      You should assume that the information appearing in this prospectus is accurate as of the date of this prospectus only. Our business, financial position and results of operations may have changed since that date.

      We will provide without charge to each person, including any beneficial owner, to whom a prospectus is delivered, upon written or oral request of that person, a copy of any and all of the information that has been incorporated by reference in this prospectus (excluding exhibits unless specifically incorporated by reference into those documents). Please direct requests to us at the following address:

Terremark Worldwide, Inc.

2601 S. Bayshore Drive
Miami, Florida 33133
Attn: Adam Smith, Corporate Secretary
(305) 856-3200

$86,250,000

9% Senior Convertible Notes Due 2009

Shares of Common Stock Issuable Upon Conversion of the Notes

TERREMARK WORLDWIDE, INC.

PROSPECTUS

 July   , 2005

      No person has been authorized to give any information or to make any representations in connection with this offering other than those contained in this prospectus and, if given or made, any information and representations must not be relied upon as having been authorized. This prospectus does not constitute an offer to sell or the solicitation of an offer to buy any securities other than the securities to which it relates or an offer to sell or the solicitation of an offer to buy these securities in any circumstances in which this offer or solicitation is unlawful. Neither the delivery of this prospectus nor any sale made under this prospectus shall, under any circumstances, create any implication that there has been no change in our affairs since the date of this prospectus or that the information contained in this prospectus is correct as of any time subsequent to its date.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 13.	Other Expenses of Issuance and Distribution

      The following table sets forth the costs and expenses, other than underwriting discounts and commissions, payable by us in connection with the sale of notes and common stock being registered. All amounts are estimates except the SEC registration fee.

Securities and Exchange Commission registration fee	$10,928
Printing and engraving expenses	40,000
Accounting fees and expenses	52,000
Legal fees and expenses	130,000
American Stock Exchange listing fees	22,500
Miscellaneous	4,572

TOTAL	$260,000

Item 14.	Indemnification of Directors and Officers

      Section 145 of the Delaware General Corporation Law authorizes a court to award or a corporation’s Board of Directors to grant indemnification to directors and officers in terms sufficiently broad to permit such indemnification under certain circumstances for liabilities, including reimbursement for expenses incurred, arising under the Securities Act of 1933, as amended. The Registrant’s bylaws provide for mandatory indemnification of its directors and officers and permissible indemnification of employees and other agents to the maximum extent permitted by the Delaware General Corporation Law. The Registrant’s certificate of incorporation provides that, pursuant to Delaware law, its directors shall not be liable for monetary damages for breach of the directors’ fiduciary duty as our director and our stockholders. This provision in the certificate of incorporation does not eliminate the directors’ fiduciary duty, and in appropriate circumstances equitable remedies such as injunctive or other forms of non-monetary relief will remain available under Delaware law. In addition, each director will continue to be subject to liability for breach of the director’s duty of loyalty to us for acts or omissions not in good faith or involving intentional misconduct, for knowing violations of law, for actions leading to improper personal benefit to the director, and for payment of dividends or approval of stock repurchases or redemptions that are unlawful under Delaware law. The provision also does not affect a director’s responsibilities under any other law, such as the federal securities laws or state or federal environmental laws.

      We have obtained directors’ and officers’ liability insurance with an aggregate liability for the policy year, inclusive of costs of defense, in the amount of $10,000,000.

Item 15.	Recent Sales of Unregistered Securities

      On April 6, 2005, we issued warrants to purchase 7,200 shares of our common stock at an exercise price equal to $6.90 per share to RCG Capital Markets Group, Inc. pursuant to a prior agreement in connection with RCG providing public relations consulting services to us.

      On March 1, 2005, we issued warrants to purchase 10,000 shares of our common stock at an exercise price equal to $7.20 per share to Aperture Research, Inc. in connection with Aperture providing consulting services to us in the areas of network architecture and design, deployment and operation of service provider platforms, optical network architecture, network and system integration efforts, voice and multimedia networking, and security.

      On December 31, 2004, as part of the financing for our purchase of TECOTA, we issued and sold 306,044 shares of our common stock valued at $2.0 million to Falcon Mezzanine Partners, L.P. and its co-investment partners, Stichting Pensioenfonds Voor De Gezondheid, Geestelijke En Maatschappelijke

Belangen and Stichting Pensioenfonds ABP, two fund affiliated with AlpInvest Partners. We refer to Falcon and its co-investors, collectively, as the Falcon investors. Also, in connection with these financings, we issued to Citigroup Global Markets Realty Corp., our senior lender, for no additional consideration, warrants to purchase an aggregate of 500,000 shares of our common stock. These warrants expire on December 31, 2011 and are divided into four equal tranches that differ only in respect of the applicable exercise prices, which are $6.80, $7.40, $8.10 and $8.70, respectively. We also issued to the Falcon investors, for no additional consideration, warrants to purchase an aggregate of 1.5 million shares of our common stock. These warrants expire on December 30, 2011 and are divided into four equal tranches that differ only in respect of the applicable exercise prices, which are $6.90, $7.50, $8.20 and $8.80, respectively. On April 14, 2005, the United States Securities and Exchange Commission declared effective a registration statement covering these warrants and shares.

      On September 30, 2004, our Chairman and CEO repaid his outstanding $5 million loan from us, plus accrued interest, by tendering to us approximately 770,000 shares of Terremark common stock. The 770,000 shares tendered to us were immediately retired. These shares were valued at $6.50 per share by our Board of Directors. As a result, we recognized an expense of approximately $77,000 which represents the difference between our estimated value of the shares tendered and the $6.40 closing price of our common stock on September 28, 2004, the date the agreement to tender the 770,000 shares was approved by our Board.

      On June 14, 2004, we privately placed $86.25 million in aggregate principal amount of 9% senior convertible notes due June 15, 2009 at 100% of the face value of the notes. The initial purchaser was McMahan Securities Co. L.P. We used a portion of the net proceeds from this offering to pay all of our previously outstanding debt. The balance of the proceeds will be used for possible acquisitions and for general corporate purposes, including working capital and capital expenditures. The notes are convertible at the option of the holders into our common stock at $12.50 per share. We agreed to file a registration statement to cover resales of the notes and the common stock issuable upon conversion of the notes by September 12, 2004 and to have that registration statement declared effective by December 11, 2004. We filed a registration statement covering the notes and the common stock with the Securities and Exchange Commission on December 10, 2004, which was declared effective by the commission on December 21, 2004. As a result, we were required to pay liquidated damages to the noteholders equal to one-half of one percent (50 basis points) per annum per $1,000 principal amount of the notes. These damages stopped accruing on December 10, 2004, but resumed when the registration statement was not declared effective by December 11, 2004 and extended to December 21, 2004. Ultimately, we incurred and paid approximately $118,000 of damages due to the late filing of this registration statement. In connection with the offering, we paid McMahan Securities Co. L.P. approximately $5.3 million in fees and commissions and delivered to it a warrant to purchase 181,578 shares of our common stock at $9.50 per share, which expires on June 14, 2007.

      In May 2004, we issued three senior secured promissory notes in favor of Veritas High Yield Arbitrage I Fund, LLC, Veritas High Yield Arbitrage II Fund, LLC, and Veritas High Yield Arbitrage Fund, (Bermuda) Ltd., whom we refer to as the Veritas lenders, for the aggregate amount of $5.2 million. The notes accrued interest at 12% per annum, were payable monthly based on original face amount, and were set to mature on October 29, 2004, with prepayment permitted without penalty after the first month. The notes were paid in full in June 2004. In connection with the issuance of these secured notes, we also issued warrants to purchase 20,000 shares of our common stock in favor of the Veritas lenders with a strike price of $0.10, which expire two years after the effective date of the registration statement for the underlying common stock. We agreed to file a registration statement covering the shares of common stock underlying the warrants and to use our best efforts to cause the registration statement to become effective by August 15, 2004. Since we had not filed this registration statement as of August 15, 2004, we were required by the terms of the warrants to place 20,000 registered shares of common stock in escrow. Prior to our being able to arrange this escrow, the Veritas lenders exercised their warrants. In order to comply with the warrant exercise, we asked Miguel Rosenfeld, one of our directors, to transfer 20,000 registered shares to the Veritas lenders in exchange for our agreement to issue to him 20,000 unregistered shares which we agreed to register in the future. We paid a finder’s fee of $130,000 to McMahan Securities Co. L.P. in connection with the issuance of notes and warrants to the Veritas lenders. There is certain common ownership between the Veritas lenders and McMahan Securities Co. L.P.

      On March 31, 2004, we issued 400 shares of series I convertible preferred stock for $7.3 million in cash and $2.7 million in promissory notes and other receivables, together with warrants to purchase 280,000 shares of our common stock. We have collected all amounts due under the promissory notes. The series I preferred stock is convertible into shares of our common stock at $7.50 per share. In January 2007, the series I preferred stock dividend rate will increase to 10% per year until January 2009 when it increases to 12%. Dividends are payable, at our discretion, in shares of our common stock or cash. We have the right to redeem the series I preferred stock at $25,000 per share plus accrued dividends at any time after December 31, 2004. As of March 31, 2005, holders of an aggregate of 17 shares of the series I preferred stock have converted their shares into 55,333 shares of our common stock.

      On April 30, 2003, we issued 10% subordinated secured convertible debentures due April 30, 2006 for an aggregate principal amount of $25.0 million. The debentures are convertible into shares of our common stock at $5.00 per share. Interest is payable quarterly beginning July 31, 2003. The debentures were issued in exchange for $10.3 million in cash, $9.5 million in a promissory note due in full August 15, 2003 and $5.2 million of notes payable converted to the subordinated debentures. Included in the $5.2 million is $2.0 million of cash received in March 2003 in anticipation of the debenture transaction. As of June 1, 2004, all holders of the 10% debentures converted their debentures into shares of our common stock.

      During the quarter ended December 31, 2002, debt holders entered into irrevocable agreements to convert approximately $17.1 million of debt and accrued interest into our common stock at $7.50 per share. The debt holders included Miguel Rosenfeld and Joseph Wright, members of our board of directors, who each converted approximately $517,000 in debt. This transaction closed in January 2003 and resulted in a $4.9 million inducement charge. At closing, we issued approximately 2.2 million shares of our common stock.

      In August 2002, we issued warrants to purchase 10,000 shares of our common stock in a private offering to accredited investors for an aggregate purchase price of $61,000 pursuant to Section 4(2) and/or 3(b) of the Securities Act and Regulation D promulgated thereunder. The warrants were subsequently converted into 10,000 shares of our common stock.

      In June 2002, the NAP de las Americas-Madrid purchased 500,000 shares of our common stock at $10.00 per share. The shares were sold pursuant to Section 4(2) and/or 3(b) of the Securities Act and Regulation S promulgated thereunder. In the Share Purchase Agreement with the NAP de las Americas — Madrid, we agreed that if prior to June 13, 2003 we engaged in certain issuances of our common stock, we would issue to the NAP de las Americas — Madrid that number of additional shares of common stock determined by a formula in the Share Purchase Agreement. In August 2002, we sold approximately 1.7 million shares at $5.80 per share, and, as a result NAP de las Americas — Madrid had the right to invoke the anti-dilution provision of the Share Purchase Agreement and request that we issue additional shares to NAP de las Americas — Madrid in accordance with the anti-dilution adjustments described above. NAP de las Americas — Madrid did not request those shares until July 2003 and, as a result, we issued an additional 365,201 shares of common stock to the NAP de las Americas — Madrid.

      These offers and sales of our common stock were exempt from the registration requirements of the Securities Act of 1933, as amended, as the common stock was sold to accredited investors pursuant to Regulation D and to non-United States persons in offshore transactions pursuant to Regulation S.

Item 16.	Exhibits

      The following exhibits, which are furnished with this Registration Statement on Form S-3 or incorporated herein by reference, are filed as part of this Registration Statement on Form S-3.

Exhibit
Number	Exhibit Description

1.1	Form of Underwriting Agreement related to the Company’s offering of common stock on March 14, 2005 (previously filed as an exhibit to the Company’s registration statement filed on February 3, 2005)
3.1	Certificate of Merger of Terremark Holdings, Inc. with and into AmTec, Inc. (previously filed as an exhibit to the Company’s Registration Statement on Form S-3 filed on May 15, 2000)
3.2	Restated Certificate of Incorporation of the Company (previously filed as an exhibit to the Company’s Registration Statement on Form S-3 filed on May 15, 2000)
3.3	Certificate of Amendment to Certificate of Incorporation of the Company (previously filed as an exhibit to the Company’s Registration Statement on Form S-1 filed on December 21, 2004)
3.4	Restated Bylaws of the Company (previously filed as an exhibit to the Company’s Quarterly Report on Form 10-Q filed on November 14, 2002)
3.5	Certificate of Designations of Preferences of Series G Convertible Preferred Stock of the Company (previously filed as an exhibit to the Company’s Registration Statement on Form S-3 filed on May 15, 2000)
3.6	Certificate of Designations of Preferences of Series H Convertible Preferred Stock of the Company (previously filed as exhibit 3.5 to the Company’s Annual Report on Form 10-K filed on July 16, 2001)
3.7	Certificate of Designations of Preferences of Series I Convertible Preferred Stock of the Company (previously filed as an exhibit to the Company’s Registration Statement on Form S-3/ A filed on March 17, 2004)
3.8	Certificate of Amendment to Certificate of Incorporation of the Company (previously files as an exhibit to the Company’s current report on Form 8-K filed on May 18, 2005)
4.1	Specimen Stock Certificate (previously filed as exhibit to the Company’s current report on Form 8-K filed on May 18, 2005)
4.4	Form of Warrant for the Purchase of Common Stock (previously filed as exhibit 4.1 to the Company’s Current Report on Form 8-K filed on April 15, 2003)
4.5	Indenture dated June 14, 2004 including form of 9% Senior Convertible Note due 2009 (previously filed as an exhibit to the Company’s Quarterly Report on Form 10-Q filed on August 9, 2004)
5.1	Opinion of Greenberg Traurig, P.A.**
10.1	1995 Stock Option Plan (previously filed as part of the Company’s Transition Report on Form 10-KSB for the transition period from October 1, 1994 to March 31, 1995)
10.2	1996 Stock Option Plan (previously filed as part of the Company’s Transition Report on Form 10-KSB for the transition period from October 1, 1994 to March 31, 1995)
10.3	Form of Indemnification Agreement for directors and officers of the Company (previously filed as an exhibit to the Company’s Registration Statement on Form S-3, as amended, filed on March 11, 2003)
10.4	Employment Agreement with Manuel Medina (previously filed as exhibit 10.6 to the Company’s Annual Report on Form 10-K filed on July 16, 2001)
10.5	Amendment to Employment Agreement with Manuel Medina (previously filed as an exhibit to the Company’s Quarterly Report on Form 10-Q filed on November 14, 2001)
10.7	Net Premises Lease by and between Rainbow Property Management, LLC and Coloconnection, Inc. (previously filed as an exhibit to the Company’s Current Report on Form 8-K filed on April 15, 2003)

Exhibit
Number	Exhibit Description

10.13	Non-qualified Stock Option Agreement with Brian K. Goodkind to purchase 1,278,205 shares of the Company’s common stock (previously filed as an exhibit to the Company’s Quarterly Report on Form 10-Q filed on August 14, 2003)
10.14	Non-qualified Stock Option Agreement with Brian K. Goodkind to purchase 1,406,795 shares of the Company’s common stock (previously filed as an exhibit to the Company’s Quarterly Report on Form 10-Q filed on August 14, 2003)
10.15	First Amendment to the Non-qualified Stock Option Agreement with Brian K. Goodkind to purchase 200,000 shares of the Company’s common stock (previously filed as an exhibit to the Company’s Quarterly Report on Form 10-Q filed on August 14, 2003)
10.16	First Amendment to the Non-qualified Stock Option Agreement with Brian K. Goodkind to purchase 115,000 shares of the Company’s common stock (previously filed as an exhibit to the Company’s Quarterly Report on Form 10-Q filed on August 14, 2003)
10.17	Amended and restated 2000 Stock Option Plan (previously filed as an exhibit to the Company’s Registration Statement on Form S-8 filed on August 19, 2004)
10.18	2000 Directors’ Stock Option Plan (previously filed as an exhibit to the Company’s Registration Statement on Form S-8 filed on August 19, 2002)
10.19	Agreement between Fundacao De Amparo A Pesquisa Do Estado De Sao Paulo — FAPESP and Terremark Latin America (Brazil) Ltda. (previously filed as an exhibit to the Company’s Registration Statement on Form S-3/ A filed on December 22, 2003)
10.20	Employment Agreement with Jose A. Segrera dated September 8, 2001 (previously filed as an exhibit to the Company’s Annual Report on Form 10-K filed June 30, 2003)
10.21	Employment Agreement with Jose E. Gonzalez dated November 2002 (previously filed as an exhibit to the Company’s Annual Report on Form 10-K filed June 30, 2003)
10.23	Employment Agreement with Jamie Dos Santos dated November 1, 2002 (previously filed as an exhibit to the Company’s Annual Report on Form 10-K filed June 14, 2004)
10.24	Employment Agreement with Marvin Wheeler dated November 1, 2002 (previously filed as an exhibit to the Company’s Annual Report on Form 10-K filed June 14, 2004)
10.26	Loan Agreement dated as of December 31, 2004 (the “Loan Agreement”), by and among Technology Center of the Americas, LLC, as Borrower, Citigroup Global Markets Realty Corp., as Agent and each Lender signatory thereto (previously filed as an exhibit to the Company’s Current Report on Form 8-K filed on January 6, 2005)
10.27	Form of Warrant Certificate of Terremark Worldwide, Inc. issued to Citigroup Global Markets Realty Corp. (previously filed as an exhibit to the Company’s Current Report on Form 8-K filed on January 6, 2005)
10.28	Purchase Agreement dated as of December 31, 2004, among Terremark Worldwide, Inc., as Issuer, the guarantors named therein, FMP Agency Services, LLC, as agent, and each of the purchasers named therein (previously filed as an exhibit to the Company’s Current Report on Form 8-K filed on January 6, 2005)
10.29	Security Agreement dated as of December 31, 2004, by Terremark Worldwide, Inc., as Issuer, the guarantors named therein and FMP Agency Services, LLC, as Agent (previously filed as an exhibit to the Company’s Current Report on Form 8-K filed on January 6, 2005)
10.30	Registration Rights Agreement dated as of December 31, 2004 among Terremark Worldwide, Inc. and Falcon Mezzanine Partners, LP, Stichting Pensioenfonds ABP and Stichting Pensioenfonds Voor De Gezondheid, Geestelijke En Maatschappelijke Belangen (the “Purchasers”) (previously filed as an exhibit to the Company’s Current Report on Form 8-K filed on January 6, 2005)
10.31	Form of Warrant Certificate of Terremark Worldwide, Inc. issued to the Purchasers (previously filed as an exhibit to the Company’s Current Report on Form 8-K filed on January 6, 2005)
10.32	Form of Note of Terremark Worldwide, Inc. issued to the Purchasers (previously filed as an exhibit to the Company’s Current Report on Form 8-K filed on January 6, 2005)

Exhibit
Number	Exhibit Description

10.33	Guaranty of Nonrecourse Obligations executed by the Company in favor of Citigroup Global Markets Realty Corp., as agent, for the benefit of the lenders to the Loan Agreement (previously filed as an exhibit to the Company’s Registration Statement on Form S-1 filed on February 3, 2005)
10.34	Employment Agreement with John Neville dated April 18, 2005 (previously filed as an exhibit to the Company’s Annual Report on Form 10-K filed on June 29, 2005)
21	Subsidiaries of the Company (previously filed as an exhibit to the Company’s Annual Report on Form 10-K filed on June 29, 2005)
23.1	Consent of PricewaterhouseCoopers LLP*
23.2	Consent of Greenberg Traurig P.A. (included in Exhibit 5.1)**
24.1	Powers of Attorney (included on signature pages hereto)**

*	Filed herewith.

**	Previously filed.

Item 17.	Undertakings

      The registrant hereby undertakes:

1. To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i) To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933, as amended (the “Securities Act”).

(ii) To reflect in the prospectus any facts or events arising after the effective date of the registration statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in the registration statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than 20 percent change in the maximum aggregate offering price set forth in the “Calculation of Registration Fee” table in the effective registration statement; and

(iii) To include any material information with respect to the plan of distribution not previously disclosed in the registration statement or any material change to such information in the registration statement.

provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the registration statement is on Form S-3, Form S-8 or From F-3, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the registrant pursuant to Section 13 or Section 15(d) of the Securities Exchange

Act of 1934, as amended (the “Exchange Act”) that are incorporated by reference in the registration statement.

2. That, for the purpose of determining any liability under the Securities Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3. To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

4. For purposes of determining any liability under the Securities Act, each filing of the registrant’s annual report pursuant to Section 13(a) or Section 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan’s annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

5. For purposes of determining any liability under the Securities Act, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the Registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

6. For the purpose of determining any liability under the Securities Act, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

7. Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

SIGNATURES

      Pursuant to the requirements of the Securities Act of 1933, the registrant has duly caused this Post-Effective Amendment No. 2 to the registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Miami, State of Florida, on July 14, 2005.

TERREMARK WORLDWIDE, INC.

By:	/s/ MANUEL D. MEDINA

Manuel D. Medina
Chairman of the Board, President and Chief
Executive Officer (Principal Executive Officer)

By:	/s/ JOSE A. SEGRERA

Jose A. Segrera
Chief Financial Officer (Principal Financial and Accounting Officer)

      Pursuant to the requirements of the Securities Act of 1933, this Post-Effective Amendment No. 2 to the registration statement has been signed by the following persons in the capacities and on the date indicated.

Signature	Title	Date

/s/ MANUEL D. MEDINA Manuel D. Medina, on behalf of himself as well as attorney-in-fact	Chairman of the Board, President and Chief Executive Officer (Principal Executive Officer)	July 14, 2005

* Guillermo Amore	Director	July 14, 2005

* Timothy Elwes	Director	July 14, 2005

* Fernando Fernandez-Tapias	Director	July 14, 2005

* Hon. Arthur L. Money	Director	July 14, 2005

* Marvin S. Rosen	Director	July 14, 2005

* Miguel J. Rosenfeld	Director	July 14, 2005

* Joseph R. Wright, Jr.	Director	July 14, 2005

Signature		Title	Date

* Rodolfo A. Ruiz		Director	July 14, 2005

* Antonio S. Fernandez		Director	July 14, 2005

* José A. Segrera		Chief Financial Officer (Principal Financial and Accounting Officer)	July 14, 2005

*By:	/s/ MANUEL D. MEDINA Manuel D. Medina Attorney-in-Fact

EXHIBIT INDEX

Exhibit No.	Description

12.1	Computation of ratio of earnings to fixed charges.
23.1	Consent of PricewaterhouseCoopers LLP